Exhibit 15



                                      BEFORE THE
                          FEDERAL COMMUNICATIONS COMMISSION
                                WASHINGTON, D.C. 20554
                                                                  FCC 96-258



         In re Applications of                  )
                                                )
         ROY M. SPEER                           )
         (Transferor)                           )
                                                )
         and                                    )
                                                )
         SILVER MANAGEMENT COMPANY              )
         (Transferee)                           )
                                                )
         For Transfer of Control of             )
                                                )
         SKIL Broadcasting Partnership,         )
         Licensee of WEHS-TV, Aurora, IL        ) File Nos. BTCCT-950913KG
                                                )
         SKDA Broadcasting Partnership,         )
         Licensee of KHSX-TV, Irving, TX        )           BTCCT-950913KE
                                                )
         SKHO Broadcasting Partnership,         )
         Licensee of KHSH-TV, Alvin, TX         )           BTCCT-950913KF
                                                )
         SKMD Broadcasting Partnership,         )
         Licensee of WHSW-TV, Baltimore, MD     )           BTCCT-950913KH
                                                )
         SKNJ Broadcasting Partnership,         )
         Licensee of WHSE-TV, Newark, NJ,       )           BTCCT-950913KJ
         WHSI-TV, Smithtown, NY, and            )           BTCCT-950913KK
         W60AI, New York, NY                    )           BTCTTL-950913KQ
                                                )
         SKOH Broadcasting Partnership,         )
         Licensee of WQHS-TV, Cleveland, OH     )           BTCCT-950913KL
                                                )
         SKLA Broadcasting Partnership,         )
         Licensee of KHSC-TV, Ontario, CA       )           BTCCT-950913KM
                                                )
         SKVI Broadcasting Partnership,         )
         Licensee of WHSP-TV, Vineland, NJ      )           BTCCT-950913KN
                                                )
         SKFL Broadcasting Partnership,         )
         Licensee of WYHS-TV, Hollywood, FL     )           BTCCT-950913KO
                                                )
         SKTA Broadcasting Partnership,         )
         Licensee of WBHS-TV, Tampa, FL         )           BTCCT-950913KP







                                                )
         SKMA Broadcasting Partnership          )
         Licensee of WHSH-TV, Marlborough, MA   )           BTCCT-950913KI
                                                )
         North Central LPTV, Inc.,              )
         Licensee of W13BN, Columbus, OH,       )           BTCTTL-950913KR
         K210D, St. Louis, MO                   )           BTCTTL-950913KS
         K26CR, Kansas City, MO                 )           BTCTTL-950913KT
         W33AY, Springfield, IL                 )           BTCTTL-950913KU
         W39BH, Champaign, IL                   )           BTCTTL-950913KV
         W64BM, Toledo, OH                      )           BTCTTL-950913KW
         K35CY, Minneapolis, MN                 )           BTCTTL-950913KX
         K41DD, Des Moines, IA                  )           BTCTTL-950913KY
                                                )
         South Central LPTV, Inc.,              )
         Licensee of K15DD, Witchita, KS        )           BTCTTL-950913KZ
         K14IE, New Orleans, LA                 )           BTCTTL-950913LA
         K67FD, Shreveport, LA                  )           BTCTTL-950913LB
         K39CW, Tulsa, OK                       )           BTCTTL-950913LC
                                                )
         Southeast LPTV, Inc.,                  )
         Licensee of W24BF, St. Petersburg, FL  )           BTCTTL-950913LD
         W24AL, Atlanta, GA                     )           BTCTTL-950913LE
         W56CM, Knoxville, TN                   )           BTCTTL-950913LF
         W36AJ, Jacksonville, FL                )           BTCTTL-950913LG
         W58CD, Raleigh, NC                     )           BTCTTL-950913LH
         W52BF, Mobile, AL                      )           BTCTTL-950913LI
         W34BI, Birmingham, AL                  )           BTCTTL-950913LJ
         W31BB, Pensacola, FL                   )           BTCTTL-950913LK
                                                )
         Northeast LPTV, Inc.,                  )
         Licensee of W17BH, Huntington, WV      )           BTCTTL-950913LL
         W56CP, Roanoke, VA                     )           BTCTTL-950913LM
         W56CS, Portsmouth, VA                  )           BTCTTL-950913LN
                                                )
         West LPTV, Inc.,                       )
         Licensee of K21CX, Tucson, AZ          )           BTCTTL-950913LO
         K14IF, Spokane, WA                     )           BTCTTL-950913LP
                                                )
         URBAN TELECOMMUNICATIONS               )
         CORP.                                  )
         (Assignor)                             )
                                                )
         and                                    )
                                                )
         URBAN BROADCASTING                     )
         CORPORATION                            )
         (Assignee)                             )
                                                )









         For Pro Forma Assignment of the        ) File No. BAPCT-890418KF
         Construction Permit for                )
         Television Station WTMW(TV),           )
         Channel 14, Arlington, Virginia        )
                                                )
                                                )
         JOVON BROADCASTING                     )
         CORPORATION                            )
                                                )
         For Petition for Declaratory Ruling    )
         Relating to Television Station WJYS-TV,  )
         Channel 62, Hammond, Indiana           )


            MEMORANDUM OPINION AND ORDER AND NOTICE OF APPARENT LIABILITY

         ADOPTED:  June 6, 1996                   RELEASED:  June 14, 1996

         By the Commission:  Commissioner Ness issuing a statement.

         TABLE OF CONTENTS

                                                                  Paragraph

         INTRODUCTION                                                   1

         SILVER KING'S RELATIONSHIP WITH URBAN
              Background                                                5
              Pleadings Related to WACCI-VCR's Allegations
                   WACCI-VCR Allegations                               17
                   Urban/Silver King Joint Opposition                  21
                   WACCI-VCR Comments                                  23
                   Silver King Reply                                   24
                   Silver Management Reply                             25
              Pleadings Related to Urban's Allegations
                   Urban Allegations                                   26
                   Silver King Response                                35
                   Urban Reply                                         43
                   Silver Management Response                          46
              Discussion - Attribution/Transfer of Control             49
              Resulting Violations of Multiple Ownership Rules         65
              Lack of Candor/Misrepresentation
                   Allegations                                         67
                   Discussion                                          72
              Ex Parte Matters                                         86
              Remedy                                                   88
                   Forfeiture                                          92
                   Contractual Arrangements Between Urban and
                     Silver King                                       95
              Conclusion                                              103









         SILVER KING'S RELATIONSHIP WITH JOVON
              Background                                              107
              Pleadings Related to Jovon's Allegations
                   Jovon Petition and Comments                        112
                   Silver King Opposition                             115
                   Silver Management Reply                            119
                   Discussion                                         120
                   Conclusion                                         128

         SILVER MANAGEMENT'S REQUEST FOR CLARIFICATION
              Background                                              130
              Pleadings Related to Silver Management Request
                   Silver Management Request                          132
                   Jovon Objection                                    136
                   Silver Management Reply                            137
              Discussion                                              138

         CONCLUSION                                                   144

                                   INTRODUCTION

                   1. On March 11, 1996, the Commission granted the transfer of control of Silver King Communications, Inc. (Silver
         King) from Roy M. Speer to Silver Management Company (Silver
         Management).   Roy M. Speer (Transfer Order), FCC 96-89 (re-
         leased March 11, 1996). The same day, the Commission also is-sued an order staying the effectiveness of that action pending the investigation of allegations raised in an informal objec-tion to the transfer by Urban Broadcasting Corporation (Urban), the permittee of WTMW(TV), Channel 14, Arlington, Virginia.
         Roy M. Speer (Stay Order), FCC 96-100 (released March 11,
         1996). Urban alleged in its informal objection that Silver King, a substantial non-voting equity holder in and creditor of Urban, had exercised "an impermissible degree of influence" in WTMW(TV) and had misrepresented and/or lacked candor as to its activities in connection with that station. In staying grant of the transfer of Silver King, the Commission stated that it was doing so in accord with its policy under Jefferson Radio Co. v. FCC, 340 F.2d 781 (D.C. Cir. 1984), which mandates that issues bearing on the basic qualifications of both the seller and the buyer be resolved prior to Commission action on trans-fer or assignment of the broadcast station. See Stay Order, FCC 96-100 at Paragraph 3. Urban's allegations, the Stay Order noted, implicated the qualifications of the transferor, Speer. Id.

                   2. Procedurally, the Commission determined to treat Urban's informal objection to the Silver King transfer as a










         petition for reconsideration1 and established an expedited pleading schedule for Urban to supplement its March 6, 1996 informal objection by March 15, 1996 and for parties to respond and reply on March 25 and April 1, 1996.2 Stay Order, FCC 96-100 at Paragraph 4. Urban, Silver King, and Silver Management were deemed parties to the proceeding, as were two other parties, Washington Area Citizens Coalition Interested in Viewers' Constitutional Rights, Jeffra Becknell and Kofi Ofori (collectively, WACCI-VCR) and Jovon Broadcasting Corporation (Jovon), whose pending filings in separate proceedings raise issues relating to Silver King similar to those alleged by Urban. WACCI-VCR has pending a petition for reconsideration of Urban Telecommunications Corp), 7 FCC Rcd 3867 (1992), in which the Commission affirmed the staff's approval of Silver King's investment in Urban through its grant of the pro forma assignment of the construction permit of WTMW(TV). See File No. BAPCT-890418KF. Jovon, the licensee of WJYS(TV), Hammond, Indiana, has pending a request for declaratory ruling that Silver King's proposed acquisition of a 45-percent equity interest in Jovon would violate the Commission's cross-interest policy and, potentially, the multiple ownership rules.

                   3. On April 11, 1996, Silver Management timely filed a request for clarification, seeking deletion of one of the conditions imposed in Transfer Order, that limiting a material increase in the cable subscribers of Tele-Communications Inc.
         (TCI) in the markets where Silver King's television stations are located. Jovon objected to the request and Silver Manage-ment replied. Due to the interrelated nature of these four separate proceedings, we shall consolidate them and we now con-sider the pleadings filed by those parties therein in three parts: Silver King's relationship with Urban, Silver King's



         1    Under Section 73.3587 of the Commission's Rules, before
         FCC action on any application, any person may file informal objections to the grant.

         2    On April 4, 1996, Jovon filed a reply brief and a motion
         for leave to file the brief, arguing that its submission was necessary in order to give the Commission "a full basis for making an informed decision." Silver King and Silver Management both opposed the motion. We deny the motion and note that Jovon's filing adds no new information to the record. We shall, however, take official notice of Silver King's Form 10-K annual report filed with the Securities and Exchange Commission in November 1995, a copy of which was attached to Jovon's April 4 reply brief.









         relationship with Jovon, and Silver Management's request for clarification.

                   4. For reasons that follow, (1) we find that there was an unauthorized transfer of control of Urban's WTMW(TV) during the construction of that station, (2) we assess a for-feiture of $150,000 against Silver King for such violation, as well as the duopoly rule violation resulting from its simulta-neous ownership of WHSW-TV, Baltimore, Maryland, whose Grade B contour overlaps with that of WTMW(TV), (3) we assess a forfei-ture of $25,000 against Urban for abdicating control of its station, (4) we require reformation of certain of the contrac-tual relationships between Silver King and Urban, (5) we limit exercise of Silver King's option to acquire an equity interest in Jovon to one-third of Jovon's equity so as to be consistent with the cross-interest policy in the Chicago market where both Jovon and Silver King own television stations, (6) we require reformation of certain of the contractual relationships between Silver King and Jovon, (7) we remove the condition from Trans-fer Order requiring maintenance of the status quo between Jovon and Silver King, and (8) we remove the TCI subscriber condition from Transfer Order. As a result of the above actions, which are fully discussed below, we shall dissolve the stay, adopted in Stay Order, FCC 96-100, and permit the transfer of Silver King to Silver Management to proceed. However, in view of the multiple relationships remaining between Silver King and Urban and Silver King and Jovon, we shall condition Transfer Order upon the resolution of the pending attribution rule making pro-ceeding, Review of the Commission's Regulations Governing At-tribution of Broadcast Interests, 10 FCC Rcd 3606 (1995).

                      SILVER KING'S RELATIONSHIP WITH URBAN

         BACKGROUND

                   5. Urban Telecommunications Corp. (UTC), whose sole stockholder was Theodore White, filed a pro forma Form 316 ap-plication to assign the Channel 14 construction permit from UTC to Urban on April 18, 1989. According to the application, Urban was to be a newly formed corporation with two stock-holders: White and HSN Broadcasting of Virginia, Inc. (HSN Virginia). The Form 316 application stated that White was to own all of the voting stock, essentially in exchange for his contribution of the construction permit, and HSN Virginia, Inc. was to own convertible nonvoting stock, in exchange for its contribution of $45,000. WSCT-TV, Inc., which had been one of several competing applicants for the Channel 14 construction permit in a comparative hearing, filed an informal objection against UTC's application and supplemented that objection in response to a copy of a letter of intent UTC submitted to the








         Commission. The informal objection of WSCT-TV, Inc. alleged, inter alia, that UTC had abandoned its commitment made during the comparative proceeding to build a minority-owned, - operated, and -controlled station that would devote significant amounts of programming to issues confronting the minority com-munity.

                   6. The letter of intent, between UTC and HSN Vir-ginia's parent company, HSN Communications, Inc. (HSN Communi-cations), provided that HSN Communications would lend to newly formed Urban up to $4.5 million to complete construction of the Channel 14 facility. Once the station was on the air, accord-ing to the letter of intent, permanent financing to repay the HSN Communications loan "will be obtained by [Urban] from a commercial lender." The letter of intent also provided that following Commission approval of the Form 316 assignment ap-plication, Urban and HSN Communications were to execute a put/ call agreement and several agreements related to the loan and the formation of Urban. Copies of these documents were filed on August 23, 1989 as an amendment. The applicants also filed with that amendment an unexecuted copy of a Home Shopping Club affiliation agreement. Schedule A attached to that agreement was blank, but UTC noted in a September 14, 1989 amendment that this schedule, which would set forth the Home Shopping Club network programming time, was "still under negotiation or in the process of being finalized." UTC "presently anticipates," stated the amendment, "that it will reserve on the average of three hours per day (or on the order of 21-24 hours per week) for the presentation of non-network programming."

                   7. Silver King, the licensee of the twelve tele-vision stations that are the subject of the transfer-of-control application from Speer to Silver Management in Transfer Order, was spun-off from Home Shopping in December 1992 and is the ultimate successor-in-interest to all agreements entered into by HSN Communications with Urban, except for the Home Shopping affiliation agreement. For ease of reference, HSN Communica-tions and its subsidiary HSN Virginia will be referred to as "Silver King," while the separate programming company will be referred to as "Home Shopping."

                   8. By letter of February 2, 1990, the staff denied WSCT-TV, Inc.'s informal objection, finding that the agreements between Urban and HSN "adequately demonstrate" that White would remain in control of the station, because "he will hold, ini-tially, all of [Urban]'s voting stock." See Letter to Michael
         H. Rosenbloom, Esquire, from Chief, Video Services Division (dated February 2, 1990) at 6. The staff also expressly found in the letter that Urban would "remain minority controlled, even in view of the station's affiliation with Home Shopping








         Network." Id. In so concluding, the staff letter relied upon the original Section 16 of the affiliation agreement, which stated that Urban may reject or refuse programming it believes to be unsatisfactory to the public interest and may substitute a program which it believes to be of greater local or national importance. Id. The staff letter further found that Urban was "obligated to provide programming responsive to issues con-fronting its community, and the affiliation agreement does not bar a discharge of this obligation." Id. Having denied WSCT-TV, Inc.'s informal objection on the merits and having deter-mined that Urban was fully qualified, the staff granted the pro forma application to assign the WTMW(TV) construction permit from UTC to Urban.

                   9. WSCT-TV, Inc. timely filed an application for review of the staff's action on February 28, 1990. Pending Commission action on the application for review and pursuant to
         Section 73.3613 of the Commission's Rules, Urban, on April 23, 1990, submitted for placement in its ownership files at the Commission executed copies of, inter alia, a loan agreement for $5.45 million and related financial and corporate agreements and amendments, and a Home Shopping Club affiliation agreement. The agreements were all executed on March 22, 1990, the day the Urban-Silver King transaction closed, and, with two exceptions, were identical in almost all respects to those previously filed by Urban in conjunction with its application.

                   10. The first exception was Schedule A of the Home Shopping Club affiliation agreement. Rather than reserving 21 to 24 hours per week of non-network programming, as Urban stated it "anticipated" would be the case in its application, Schedule A provided for 18 hours per week of non-network pro-gramming.3 Second, in lieu of the $4.5 million loan amount proposed in the application, the loan agreement called for Silver King to lend to Urban up to $5.45 million. Further, the loan agreement, a copy of which had never been filed with the Commission, defined as an event of default a breach of the Home Shopping affiliation agreement and stated that Urban was to secure third-party financing to repay the Silver King loan no




         3    Schedule A provided for 24 hours per day of Home Shopping
         Club network programming, Monday through Saturday, and 20 hours per day of such network programming on Sunday. However, in addition, Section 5 of the affiliation agreement allowed for five minutes per hour of "local programming and commercials," for an additional two hours per day each day.









         later than March 22, 1991, unless both parties agreed that Silver King would be the permanent lender for the station.

                   11. The Commission affirmed the staff's action and denied WSCT-TV, Inc.'s application for review. Urban Tele-communications, 7 FCC Rcd 3867. The Commission found that "to the extent that WSCT-TV alleges that the loans from [Silver King] to [Urban] give rise to a question of a de facto transfer of control, we disagree." Id. at 3869. It continued: "The loan and stock pledge agreements on file with the Commission give [Silver King] no powers, express or implied, to control the permittee." Id. Within 30 days of the release of the Com-mission's decision, on July 16, 1992, WACCI-VCR attempted to participate in this proceeding for the first time by petition-ing the Commission to reconsider its determination. No other party sought reconsideration or judicial review of the Commis-sion action.

                   12. On October 20, 1992, Urban supplemented its own-ership report with an amendment to the Urban-Silver King loan agreement and related security and pledge agreements. The amendment, executed on July 14, 1992, increased the amount of the loan from $5.45 million to slightly more than $8.89 mil-lion, and provided that Urban was not required to secure third-party financing, as originally contemplated, but that Silver King would continue to serve as its lender. Another supplemen-tary filing to the Urban ownership report was made on July 7, 1993 to reflect an increase in the amount of the loan to $10.5 million, as of June 16, 1993, and a modification to the affili-ation agreement. The affiliation agreement decreased the "local programming and commercial" time available to Urban to four minutes per hour in lieu of five minutes per hour. In addition, whereas the original Home Shopping programming was scheduled for 24 hours per day Monday through Saturday, the amended programming schedule allowed for two hours of non-network programming time on those days and the initial four hours of non-network programming were to continue to be aired on Sunday, for a total of approximately 27 hours of reserved non-Home Shopping programming per week.

                   13. In the meantime, Urban encountered delays in constructing WTMW(TV), including a zoning dispute over Urban's original transmitter site in Fairfax County, Virginia, and ob-taining the necessary permits from the District of Columbia for relocation of its antenna on a tower there owned by NBC. In













         early August 1993, Urban began airing Home Shopping program-ming.4 Urban's application for license to cover its construc-tion permit, filed on April 6, 1993, remains pending. See File No. BLCT-930406KF.

                   14. As for servicing the Silver King loan, Urban's first installment on the Silver King loan was due in early October 1993. Six months later, in April 1994, Silver King filed suit in Virginia state court for nonpayment of its loan. Urban counterclaimed for $6.5 million, alleging, among other things, that the station had been defectively designed and con-structed by Silver King, that the equipment was defective, out-dated and excessively priced, and that Silver King had not in-curred certain expenditures it had charged to the project. Silver King and Urban settled the suit the following year, in May 1995, and the state court approved the settlement. See Silver King Broadcasting of Virginia, Inc. v. Urban Broadcast-ing Corp., At Law No. 94-418, Order, June 9, 1995.

                   15. In July 1995, Urban and White separately filed voluntary petitions under Chapter 11 of the federal bankruptcy laws. In accordance with Commission rules, Urban, on September 13, 1995, filed a pro forma application for assignment of WTMW(TV) from Urban to Urban, Debtor in Possession. See BALCT-950913LT. That application was granted on September 22, 1995. Thus, Urban, Debtor in Possession is the permittee of record of WTMW(TV).

                   16. On September 13, 1995, Silver King filed appli-cations seeking Commission consent to the transfer of control of its 12 television stations, which did not include WTMW-TV, from Roy Speer to Silver Management, a corporation to be con-trolled by Barry Diller. In light of the issues raised in the objection, the Commission released the Stay Order simulta-neously with the release of the Transfer Order.

         PLEADINGS RELATED TO WACCI-VCR'S ALLEGATIONS

         WACCI-VCR Allegations

                   17. WACCI-VCR alleges in its July 16, 1992 petition for reconsideration that the Commission failed to consider



         4    Urban was granted full-time program test authority at only
         50 percent of full authorized power due to interference issues that pertain to Urban's license application. See BLCT-
         930406KF.









         "critical provisions" in three of the several agreements Urban had entered into with Silver King. According to WACCI-VCR, terms of those agreements -- the Home Shopping Club affiliation agreement, the loan agreement and the put/call agreement -- deprive Urban of absolute authority over the non-network pro-gramming it will air and impose "financial penalties" on Urban for breach of the affiliation agreement, thereby establishing, WACCI-VCR alleges, that Silver King is in de facto control of WTMW(TV) and its programming. Control of the station by Silver King, contends WACCI-VCR, would constitute a violation of Sec-tion 310(d) of the Communications Act, which prohibits transfer of control to a party other than the licensee absent prior Com-mission approval, would violate the so-called "Chain Broadcast-ing" rules embodied in Section 73.658, which limit a network's powers over licensees, and would violate the Commission's policies regarding licensee control of broadcast stations. In addition, WACCI-VCR asserts that if Silver King is found to control WTMW(TV), Arlington, Virginia, it would also be in vio-lation of the Commission's duopoly rule, Section 73.3555(b), which generally proscribes common ownership and/or control of television stations whose Grade B contours overlap. A Silver King subsidiary is the licensee of WHSH-TV, Baltimore, Mary-land, whose Grade B contour overlaps that of WTMW(TV).

                   18. Specifically, as to the affiliation agreement, WACCI-VCR points to Sections 3 and 16 as placing limitations on Urban's programming discretion. Section 3 provides that Urban will broadcast the Home Shopping Club programming in its en-tirety, but it may set aside such time as it may require for the broadcast of regularly scheduled news, public affairs and other programming. The station programming time, according to
         Section 3, can be amended by "mutual agreement" of station and Home Shopping from time to time. Section 16 entitles Urban to refuse Home Shopping Club programming which it "reasonably be-lieves" to be unsatisfactory or unsuitable or contrary to the public interest and to substitute programming which in its opinion is of greater local or national importance. WACCI-VCR contends that Urban should have unilateral, rather than mutual, non-network programming modification rights and should not be subjected to a reasonableness standard in preempting Home Shop-ping programming.

                   19. With respect to the loan agreement, WACCI-VCR questions the powers granted to Silver King, which include the ability in the event of default to call the loan, to cancel the affiliation agreement or to unilaterally adjust the hourly com-pensation rate under the affiliation agreement. An event of default is defined to occur if, among other things, Urban fails to perform under the affiliation agreement. Such ability,









         claims WACCI-VCR, gives Silver King control of station program-ming and finances. Similarly, as farther indication of Silver King's alleged control, WACCI-VCR cites Silver King's right under the put/call agreement to require Urban to buy, within 90 days of notification, all of Silver King's nonvoting stock in Urban, at a price equivalent to 45 percent of the fair market value of the station, if, among other things, Urban fails to affiliate with Home Shopping or fails to perform under the Home Shopping affiliation agreement.

                   20. On April 29, 1994, WACCI-VCR supplemented its petition for reconsideration with information it obtained "dur-ing a routine search" of Commission files and which related to the July 1993 modifications to the affiliation and loan agree-ments between Urban and Silver King. WACCI-VCR claims that these various amendments reduce the amount of non-network pro-gramming time, double the amount of the original loan, and thereby "greatly strengthen" the de facto control allegations raised in its petition for reconsideration.

         Urban/Silver King Joint Opposition

                   21. In their July 29, 1992 joint opposition to WACCI-VCR's petition for reconsideration, Urban and Silver King (Urban/Silver King) contended that Silver King's 45 percent nonvoting equity interest in Urban, even if converted to voting stock, affords it no ability to control WTMW(TV) operations.
         As to the agreements between Urban and Silver King, Urban/ Silver King maintain that the Commission was correct when it concluded that the agreements do not convey control to Silver King. The affiliation agreement, according to Urban/Silver King contains commercially reasonable and standard broadcasting industry terms and is the result of arms' length negotiations. Moreover, Urban/Silver King assert that the affiliation agree-ment complies with Commission requirements as to licensee dis-cretion and programming obligations. Similarly, argue Urban/ Silver King, the loan agreement comprises commercially reason-able and standard broadcasting industry terms, including that provision which defines as an "event of default" Urban's breach of the programming affiliation agreement. Banks that issue loans to network affiliates, contend Urban/Silver King, "com-monly insist" on terms which give the lender the right to call the loan in the event of the termination of the network affili-ation agreement, an event "which would have a substantial ad-verse impact on the company's business."

                   22. Finally, Urban/Silver King describe Silver King's ability to put its 45 percent equity interest to Urban










         as a "reasonable business security." One of the primary rea-sons for Silver King's investment in Urban and Urban's "comple-mentary decision" to affiliate with Silver King, according to Urban/Silver King, was their "mutual confidence in [Home Shopping]'s outstanding commercial viability." Urban, argue Urban/Silver King, is free to disaffiliate with Home Shopping whenever it desires, but if it were to do so, Silver King's interest as a nonvoting minority stockholder would be left "totally unprotected" against negative financial implications.

         WACCI-VCR Comments

                   23. In response to the pleading cycle established in Stay Order, WACCI-VCR filed comments on March 25, 1996, in which it alleges that Urban's informal objection, detailed be-low, established "the validity" of WACCI-VCR's legal and fac-tual arguments in its petition for reconsideration. But it contends that while Urban is unqualified to be a Commission licensee, the transfer of Silver King should be permitted to go forward because there is no indication on the record that Silver Management, the proposed transferee of the Silver King stations, has had any knowledge of Silver King's alleged con-trol of Urban. Grant of the transfer, however, WACCI-VCR ap-pears to argue, should be severed from matters pertaining to WTMW(TV). Thus, WACCI-VCR urges that Transfer Order be condi-tioned upon agreement by Speer that he will not "alter" his direct or indirect ownership interest in Urban or in Silver King, other than as approved in Transfer Order. However, WACCI-VCR argues that the Transfer Order be "amended" to find that assignment of Silver King's nonvoting stock and other in-terests in Urban without further proceedings "is not in the public interest." Finally, WACCI-VCR contends that Silver King under Speer has violated provisions of the Act and Commission rules, each of which can be sanctioned by forfeitures amounting to $25,000 per day per violation, up to the maximum of $250,000 per violation. By retaining jurisdiction over the conveyance of Speer's interests and by using its forfeiture power, con-cludes WACCI-VCR, the Commission can fulfill the objectives of Jefferson Radio and prevent "possible unjust enrichment."

         Silver King Reply

                   24. Silver King, in its separate reply to WACCI-VCR's recent comments, characterizes as "draconian limitations" WACCI-VCR's proposals that the Commission hold that Silver King may not assign its interests in Urban without further proceed-ings and that Speer may not relinquish his direct and indirect ownership of common stock in Silver King unless expressly ap-proved by the Commission. As to the first WACCI-VCR proposal, Silver King asserts that if it is found qualified to proceed








         with the transfer of control, Silver King should not be limited in its ability to sell its stock interest in Urban. With re-spect to the proposal concerning Speer, Silver King argues that WACCI-VCR's motivation is to "punish" him. "Given the absence of any specific allegations as to the conduct of Mr. Speer," maintains Silver King, WACCI-VCR's positions are "utterly with-out factual or legal foundation." Finally, Silver King asserts that because Silver King and Home Shopping are now independent companies and were not so when the Commission issued its 1992 decision in Urban Telecommunications approving the Silver King relations with Urban, WACCI-VCR propounds no valid reason why the Commission should reconsider its holding that Silver King does not possess de facto control over WTMW(TV), especially its finances and programming.

         Silver Management Reply

                   25. Silver Management states it that endorses WACCI-VCR's recent comments, "to the extent" that they propose sever-ing matters pertaining to WTMW(TV) from the Silver King trans-fer to Silver Management. The proposal to sever, according to Silver Management, is "mandated" because the Commission's stay of Transfer Order does not satisfy any of the four factors nec-essary for a stay, as outlined in Wisconsin Gas Co. v. F.E.R.C., 758 F.2d 669 (D.C. Cir. 1985).5 Even if Urban's
         allegations are true, according to Silver Management, Urban and the Commission would still have adequate avenues for redress absent the stay.

         Pleadings Related to Urban's Allegations

         Urban Allegations

                   26. Urban had joined with Silver King to oppose the allegations raised by WSCT-TV, Inc. and, later, by WACCI-VCR in the pro forma assignment proceeding. However, on March 6, 1996, the same day the Commission adopted a decision in Trans-fer Order, Urban's sole voting stockholder White filed an in-formal objection against the transfer of control of Silver King, alleging that Silver King had knowingly and willfully



         5    Those four factors include: (1) the likelihood that the
         party seeking the stay will prevail on the merits; (2) the likelihood that the moving party will be irreparably harmed absent a stay; (3) the prospect that others will be harmed if the stay is granted; and (4) the public interest in granting the stay. Wisconsin Gas Co. v. F.E.R.C., 758 F.2d at 673-74.










         violated the Commission's rules "by expending millions of dol-lars to construct and operate WTMW(TV) by bypassing" White, often times "without even consulting Urban after the fact for decisions made by Silver King in constructing the station's facilities." Nine days later, as directed by the Stay Order, Urban supplemented the informal objection, contending not that Silver King had assumed de facto control of WTMW(TV) in contra-vention of Section 310(d) of the Act or the Commission's rules, but that Silver King had violated the Commission's multiple ownership rules by holding a 45 percent attributable ownership interest in Urban, rather than a "mere passive non-voting in-terest as Silver King has represented to the Commission." In-deed, Urban asserts that its voting stockholder, White, has maintained control over WTMW(TV) despite Silver King's best efforts to dominate the station and now requests that the Com-mission enforce its multiple ownership rules to ensure his continuing control. Attribution of WTMW(TV) to Silver King, according to Urban, would result in its ownership of 13 tele-vision stations, in excess of the national cap of 12 only recently eliminated in the Telecommunications Act of 1996. Urban argues that the remedy for Silver King's actions, which it asserts resulted in violation of the 12-television-station limit, be denial or designation for hearing of the applications for the transfer of control of the Silver King stations to Diller-controlled Silver Management.

                   27. In support of its allegations that Silver King's interest in Urban should be cognizable, Urban points to both the construction and post-construction phases of its ownership of WTMW(TV). In connection with the construction of the sta-tion, Urban alleges that Silver King hired and paid the engi-neering and law firms that worked on Urban's construction and related matters, assigned five of its employees to superintend construction, and selected and paid equipment vendors. Spe-cifically, Urban provides numerous invoices, totalling hundreds of thousands of dollars, sent directly from two consulting engineering firms, John F.X. Browne & Associates and Jules Cohen & Associates, to Silver King's Vice President of Engi-neering Al Evans, as well as cancelled checks in payment thereof sent directly from Silver King to the two firms.
         "Urban did not select or interview either firm," according to Urban, and, it alleges, "Silver King directed their activi-ties."

                   28. As for the two law firms allegedly retained by Silver King for matters arising in connection with WTMW(TV)'s construction, Dow, Lohnes & Albertson for FCC-related issues, and McGuire, Woods, Battle & Boothe for zoning-related issues, Urban contends that it "never interviewed, hired or signed retainer agreements with either law firm." In support thereof,









         Urban furnishes invoices sent directly from McGuire Woods to Silver King and cancelled checks indicating direct payment by Silver King.6 Relying on correspondence between McGuire Woods and Silver King's Evans regarding an outstanding bill of $17,200, Urban notes that Silver King "went so far as to re-solve a fee dispute" with McGuire Woods for work performed on the zoning matter, "without Urban's knowledge." The billing records from Dow Lohnes are not provided because, maintains Urban, Silver King has rejected Urban's requests for production of those invoices based upon its attorney-client privilege with the firm.

                   29. Urban asserts that in addition to Evans, four Silver King employees, whom Urban "did not hire, retain, or request" to perform any work or provide any assistance, worked on the construction of WTMW(TV) "at Silver King's initiative and under Silver King's direction." The travel expense reports of each of the five employees are furnished by Urban, which maintains that the extensive pattern of involvement by the employees "extends far beyond any mere consultation or advice." According to Urban, Evans found the tower site in the District of Columbia, negotiated all the arrangements for the lease with tower owner NBC, and oversaw and directed the "important facets" of the construction of WTMW(TV), "as if it were just another one of Silver King's owned and operated stations. . . ." Urban attempted initially to retain its own engineer, con-tends Urban, but Evans "threatened" that construction would not go forward if it did so.

                   30. With respect to the equipment and services ven-dors participating in the construction of WTMW(TV), Urban sup-plies the invoices of 20 companies which directly billed Silver King and the cancelled checks of Silver King in payment there-of. Urban asserts that it did not interview or retain any of these vendors. "Rather," contends Urban, "Silver King, without the approval of or any consultation with Urban, chose these vendors to provide extensive equipment and services for the construction of WTMW(TV). "However, Urban maintains that Silver King did not select, contract with and pay every vendor. Urban estimates that Silver King made at least $4.2 million in direct payments to vendors and Urban paid $4.1 million to ven-dors it had enlisted, for which it was reimbursed by Silver King. As was true for the engineering and legal expenses,



         6    Urban states that it obtained the McGuire Woods invoices
         through discovery on its counterclaim against Silver King in the Virginia civil litigation. See paragraph 14, supra.










         Urban notes that payments made by Silver King and that were related to WTMW(TV) were added to the principal loan balance owed to Silver King by Urban.

                   31. While Urban's allegations indicate that Silver King's construction activities on WTMW(TV) commenced in the first quarter of 1990, Urban contends that as "early" as August 17, 1992, Urban "advised" Silver King's Evans by letter that Urban had not accepted as loan funds Silver King's direct ven-dor payments. In the letter, a copy of which was submitted for the record here, Urban's White recapitulates a telephone con-versation he had had with Evans three weeks before, in which Evans broached, "for the first time," the subject of raising the loan amount from $5.45 million to $8.8 million. White adds in his letter to Evans: "Until that conversation by phone with you, I was completely unaware of any changed conditions."

                   32. Thereafter, according to Urban, White "repeat-edly attempted to curtail" Silver King's activities. Urban's vice president and business manager Page Silver dispatched five followup letters to Silver King management, dated October 7, October 19, November 29, and December 10, 1993, and February 2, 1994, on the issue of Silver King's accountability for con-struction expenses incurred on behalf of Urban. In the October 7, 1993 letter, Urban states that "[o]ur accountant has advised us that proof of payment in the form [of invoices and cancelled checks] is necessary in order for us to reconcile our books with the correct documentation indicating that payments have been applied from the loan as called for by the Note and Loan Agreement." Two weeks later, in the October 19, 1993 letter, Urban states that even though Urban protested the spending of proceeds directly by Silver King, "the minimum acceptable by [Urban] now is proper documentation and proof of how these funds were properly spent." In the November 29, 1993 letter Urban informs Silver King that Urban is depositing all funds due Silver King relative to the loan agreement in an escrow account, the finds of which were to be released when Urban re-ceived documentation that monies have been "properly spent" for the benefit of Urban. And on December 10, 1993, the day after meeting with Silver King executive vice president Charles Bohart, Urban's Silver writes to him, stating that "we expect to receive these documents" by Wednesday, December 15, 1993.

                   33. On December 16, 1993, Silver King's Bohart in-forms Urban via letter that "[w]e are making copies of all in-voices that we have in our possession covering the expenses, other than those for certain legal services, and should have them to you within the week." Disclosure of certain of the legal invoices, the letter stated, "would endanger Silver King's attorney-client privilege and counsel's work product









         privileges and for that reason some of these legal invoices cannot be provided." According to Urban, Silver King supplied a box of invoices and cancelled checks in late 1993. In the February 2, 1994 letter to Bohart, Urban stated that Urban was "vigorously reviewing these materials and [is] experiencing difficulty in comparing invoices with vendors and manufactur-ers." Urban's attempts to obtain an accounting from Silver King by withholding loan payments in escrow apparently culmi-nated in the civil litigation in April 1994.

                   34. Beyond the construction phase of WTMW(TV), Urban contends that Silver King has "continuing influence" over Urban's programming and personnel and has attempted to "exert undue influence" over Urban in the ongoing bankruptcy court proceeding such that its ownership interest should be deemed cognizable. Although Urban acknowledges the Commission's hav-ing passed upon the Home Shopping affiliation agreement in Urban Telecommunications, it urges that the propriety of the agreement be revisited in light of Silver King's allegedly active role in the construction of WTMW(TV). As for the per-sonnel aspect of its station operations, Urban asserts that Silver King's Evans told Urban that it could hire only 13 em-ployees, the number of employees at each Silver King-owned and operated station. Further, Urban notes that after construction was completed and WTMW(TV) had begun airing Home Shopping pro-gramming, the engineering firm John F.X. Browne & Associates received "substantial sums" from Silver King. Finally, Urban alleges that Silver King has opposed Urban's proposed plan of reorganization, which would reduce the interest rate on the Silver King loan by 1.25 percent and extend its term by one month, thereby attempting to keep Urban in bankruptcy.

         Silver King Response

                   35. Silver King argues that Urban's informal objec-tion represents an effort to relitigate before the Commission the private dispute with Silver King already settled in the Virginia state court proceeding. The Commission, maintains Silver King, should decline, as it does in other private dis-putes, to entertain Urban's objection. Even if the Commission considers Urban's allegations, Silver King asserts that the record clearly indicates that Urban approved all of the con-struction expenditures and the engagement of professionals and retained overall control of the construction process.

                   36. Silver King claims that White requested the assistance of Evans, Silver King's chief engineer, and his staff, because of their extensive experience in the construc-tion of new UHF stations. Evans states that he assisted Urban in the construction of WTMW(TV) from March 1990 to August 1993.









         During that time, asserts Evans, "I made numerous trips to the Washington, D.C. area and frequently met with Mr. White."
         Evans denies Urban's contention that he threatened to halt con-struction if Urban hired another engineer. "In fact," asserts Evans, "at Mr. White's request, I interviewed a candidate for chief engineer whom Urban employed in November 1992."

                   37. When the construction process encountered zoning and interference problems, it was White, according to Evans, who was the "ultimate decision maker and strategist" in resolv-ing them. To assist White with those problems, Evans states that he "recommended" the engineering firm John F.X. Browne & Associates and the law firm McGuire Woods. In addition, Evans declares that White retained engineer Jules Cohen & Associates "on my recommendation" and that White "utilized the services" of the Dow Lohnes law firm.

                   38. In support of Urban's use of Dow Lohnes, Silver King furnishes three letters from that firm, one sent directly to Evans with a copy to White and two sent directly to White with copies to Silver King management. The first, dated July 23, 1991, serves as a cover letter to a copy of the building permit issued by the District of Columbia for the WTMW(TV) an-tenna to be installed on NBC's tower and a copy of the antenna tower sketch approved by the local government. The second letter, dated August 13, 1991, serves as a cover letter for a copy of the WTMW(TV) construction permit issued by the FCC, as well as a letter sent to Fairfax County by McGuire Woods at-torneys about the transmitter relocation. The third Dow Lohnes letter, dated December 27, 1991, alerts White that Dow Lohnes would be providing him with a draft of a request for extension of construction time for his "review, approval and execution. . . ." Silver King concludes that whether it recommended the professional firms to Urban is "immaterial" in light of Urban's reliance upon those firms for specified FCC applications and filings, which White reviewed and signed.7

                   39. Evans further states in his declaration that when antenna space became available on NBC's tower, "Mr. White decided to relocate the station." Evans negotiated the tower lease, he states, but upon White's request. White, according



         7    Silver King refers to Urban's request for extension of its construction permit, File No. BMPCT-910730KE, and its applica-tion for license to cover the construction permit, BLCT-
         930406KF.











         to Evans, was "fully apprised" of the issues during the nego-tiations and personally signed the lease. As evidence of White's being kept informed, Silver King provides a January 1991 and a March 1991 memo from Evans to White. The January memo pertains to the feasibility of the NBC tower for WTMW(TV). "With your approval I plan to meet with [NBC] next week to pro-ceed with negotiations," the Evans memo states. The final line of the memo reads, "Please advise." The March 1991 memo re-gards the attached NBC site lease agreement. "I have indicated the changes requested by Urban as submitted to [NBC]," the memo states. A copy of the lease agreement, signed by White, as president of Urban, is also submitted by Silver King as evi-dence of White's participation. Additionally, Evans declares that White specifically authorized him to enter the leased premises and furnishes a copy of an August 1991 letter to NBC from White permitting Evans to enter the WTMW(TV) site "on be-half of Urban Broadcasting Corporation."

                   40. As for the selection of vendors, Evans asserts in his declaration that he "consulted" with White and that White "personally approved the equipment orders." Silver King submits a proposal of one vendor signed by White in May 1990 and a March 1991 letter from Dow Lohnes instructing White to sign an acceptance form of another vendor, which states it was prepared for Evans. "By Silver King ordering equipment on be-half of Urban," Evans contends, "Urban was able to obtain dis-counts and vendor support which would have been otherwise un-available to it."

                   41. With respect to the procedure for paying ven-dors, Silver King contends that its loan agreement with Urban specifically provides that Silver King may expend funds directly for the construction of the station. Section 1.05(c) of the Loan Agreement provides that certain construction and operating expenses "be paid directly by Lender upon submission of the appropriate invoices to Lender." Evans alleges that at the outset of the project, White decided that Silver King should "in most cases" make payments directly to vendors. According to Evans, when White received invoices, he forwarded them to Evans for payment, as evidenced by a December 21, 1991 memo in which White states to Evans that the attached vendor invoice "should have been sent directly to you" and by a March 7, 1991 memo in which White forwards to Evans another vendor invoice "which came directly to Urban Broadcasting." Evans maintains that Urban's understanding that Silver King would make equipment purchases is reflected in an October 14, 1992 letter from Urban to Joe Centorino, one of the five Silver King employees working on the WTMW(TV) construction. In that letter, Urban responds to Centorino's earlier memo regarding










         the establishment of credit with one of the vendors. "[E]stab-lishing credit was not a priority of ours at this point," the letter reads, "due to the fact that we have an agreement with [Silver King] to purchase and finance all equipment and materi-als at this time."

                   42. Silver King maintains that since WTMW(TV) went on the air, it has had no involvement with Urban, except in the context of enforcing its rights as a lender. Payments received by the engineering firm of John Browne were for work performed prior to the August 1993 sign-on. Silver King states that it is an independent publicly held company and, since December 1992, when it was spun off from Home Shopping Network, with whom Urban has contracted for network programming, it has been controlled by Speer. He currently holds no significant inter-est in the programmer, according to Silver King. Therefore, Silver King argues it does not now provide, nor has it ever provided, programming to WTMW(TV). That Silver King has an-nounced plans to acquire the programmer, contends Silver King, has no bearing "whatsoever" on the qualifications of Silver King. As to personnel, Evans declares that he did not direct Urban to hire or fire any individuals, but that he did explain that the staffing levels for a "typical" Home Shopping Network affiliate was thirteen. Finally, Silver King contends that it is not seeking to coerce Urban in the bankruptcy proceeding. Rather, it is "taking reasonable measures" to protect its busi-ness interests.

         Urban Reply

                   43. With respect to the professional firms working on WTMW(TV) matters, Urban alleges that Evans' claim that he merely recommended the engineering and law firms to White is "false." As purported proof thereof, Urban states that site's name first appears in the time entries in the McGuire Woods invoices on May 30, 1990, three months after McGuire Woods be-gan its work on Urban matters, on February 9, 1990. By con-trast, argues Urban, a February 14, 1990 entry states that a McGuire Woods attorney held a "strategy" conference on that date with Evans and the site owner's representative. Citing further time entries in the McGuire Woods invoices, Urban also maintains that Silver King's statement that White was the "strategist" on the zoning matter "is also false." Evans' name, according to Urban, appears in the entries approximately 182 times while White's name appears only nine times, and not at all in the last eight monthly invoices. The invoices also show, asserts Urban, that there were 15 meetings or confer-ences, three described as relating to strategy, among Evans, McGuire Woods, Dow Lohnes, John F.X. Browne and/or Jules Cohen. Urban notes that White is not listed as an attendee at any of









         these meetings. As for hiring Dow Lohnes, Urban claims that it did not.

                   44. Urban also denies it ever sought the assistance of Silver King's employees to work on the construction of its television facility. It is also a misrepresentation, argues Urban, for Evans to state that he commenced work with Urban in March 1990. The McGuire Woods invoices, according to Urban, contain four time entries prior to March 1990 relating to the February 14, 1990 strategy conference with Evans and the prepa-ration of letters from the law firm to Evans. And both the Browne and Cohen firms sent bills to Silver King dated in Feb-ruary 1990 for work on WTMW(TV). Further, Urban asserts that Silver King's claim that Evans consulted with White on vendor selection, based on two instances in which White was asked to sign documents, is "conclusory." And, Urban argues that Silver King's "unsupported assertion" that White decided that Silver King should pay vendors directly "is false." Moreover, Urban alleges that contrary to Evans' statement, he did threaten to halt construction if Urban hired its own engineer to oversee construction and that Silver King claims "falsely" that Evans interviewed chief engineer candidates at White's request. Evans, according to Urban, "interfered" with Urban's personnel hiring from the outset when he insisted on "reviewing and then rejecting" numerous resumes that Urban had received from engi-neers to assist in the construction process.

                   45. With respect to post-construction influences of Silver King, Urban contends that notwithstanding the spin-off of Silver King from Home Shopping, the Silver King loan agree-ment and put/call agreement continue to contain cross-default provisions with the Home Shopping affiliation agreement. Finally, Urban alleges that Silver King is continuing to exert influence over Urban's programming and personnel. In January 1996, according to Urban, White asked a representative of Diller if Silver King would accommodate Urban's emergence from bankruptcy proceedings. The Diller representative declined to do so, asserts Urban, purportedly because White stated he would carry Diller's proposed new programming only if he could also develop and carry his own local programming. As regards per-sonnel, Urban asserts that Evans attempted to limit Urban's hiring to 13 persons. Evans, according to Urban, told Urban that Silver King would not agree to increase Urban's compensa-tion to pay for additional employees.

         Silver Management Response

                   46. Silver Management's objection relates largely to the procedural propriety of Urban's filing an informal objec-tion on the eve of the Commission's action in Transfer Order.









         After five years of the "benefit of its bargain" with Silver King, asserts Silver Management, Urban surfaced in this "en-tirely unrelated proceeding" to complain about Silver King's allegedly impermissible influence. By permitting Urban to raise untimely allegations in this proceeding, maintains Silver Management, the Commission invites abuses of its processes and, therefore, the Commission should dismiss or deny Urban's objec-tion, the stay should be lifted, and Silver Management should be permitted to proceed with its acquisition of Silver King. Urban's objection, according to Silver Management, is to gain leverage in the private dispute between Urban and Silver King relating solely to issues of contract interpretation and ac-counting methodology, matters which the Commission has long refused to adjudicate.

                   47. Additionally, Silver Management argues that the Commission's reliance on Jefferson Radio in staying the effec-tiveness of Transfer Order was "overbroad and incorrect" in that the Jefferson Radio policy applies only where basic quali-fying issues against the licensee have been designated for hearing. Here, contends Silver Management, no basic qualifying issue has been alleged, much less designated for hearing. Urban's only allegation related to the attributable status of Silver King. To allow Urban's "unsubstantiated allegations and fallacious arguments" to delay Silver Management's transaction, according to Silver Management, would be contrary to the recog-nized public interest benefits of the Silver King transaction.

                   48. Finally, Silver Management contends that Urban has presented no basis in law or fact for the attribution of Silver King's nonvoting stock interest in Urban. Legally, Silver Management argues that the Commission has never held that a nonvoting stockholder must be "passive" in order for its interest to be exempt from attribution. According to Silver Management, in BBC License Subsidiary, L.P., 10 FCC Rcd 7926, 7933-34 (1995), the Commission declined to attribute a 45 per-cent nonvoting interest where the investor had multiple "ac-tive" relationships. The investor in that case, Silver Manage-ment notes, proposed to supply network programming to the ap-plicant, had the right to acquire up to half of the applicant's common stock and vote on major company decisions, recommended the hiring of its former employee as the applicant's president, negotiated the principal term of his compensation, and agreed to permit a current employee to assume an executive position with the applicant following consummation of the transaction. Factually, Silver Management asserts that there has been no post-construction attributable-level influence over Urban be-cause Silver King is a distinct entity from program supplier Home Shopping. Also, Silver Management contends, Silver King did not mandate a limit of 13 employees; rather, the Home









         Shopping affiliation agreement provides for compensation of only a certain number of employees.

         DISCUSSION - ATTRIBUTABLE STATUS OF/
                   TRANSFER OF CONTROL TO SILVER KING

                   49. We are confronted here with more than four two-inch bound volumes of invoices, travel expenses and correspon-dence furnished by Urban in support of its primary allegation that Silver King actively and aggressively participated in the construction and postconstruction activities of Urban's WTMW(TV) facilities and should, therefore, be deemed by the Commission to be a cognizable, rather than a non-cognizable, non-voting investor in Urban. Yet, Urban maintains that de-spite Silver King's efforts to "dominate" the station, Urban's voting stockholder White "has maintained control. . . ."  See
         Urban Supplement at iii. Another party to this proceeding, WACCI-VCR, contends that the numerous financial and programming agreements entered into between Silver King and Urban alone caused an unauthorized shift of control of WTMW(TV) to Silver King in contravention of numerous Commission rules and policies and that the conduct described by Urban serves to confirm that conclusion. In response, Silver King urges us to dismiss the Urban allegations as a private business dispute. And Silver Management argues that a non-voting stockholder such as Silver King need not remain "passive" in order to maintain its non-attributable status.

                   50. Procedurally, we conclude that WACCI-VCR's July 16, 1992 petition for reconsideration of Urban Telecommunica-tions is defective under Section 1.106 of the Commission's Rules and, therefore, that WACCI-VCR lacks standing in the pro forma assignment proceeding. Under Section 1.106(b)(1), an entity which is not already a party to the proceeding is re-quired to show "good reason" why it was not possible for it to participate in the earlier stages of the proceeding. 47 C.F.R.
         Section 1.106(b)(1). Although the information central to the allegations raised by WACCI-VCR was filed subsequent to the staff's grant in February 1990, the information was filed on April 23, 1990 with the Commission by Urban in accordance with
         Section 73.3613 of our rules and was, therefore, publicly available for more than two years prior to the Commission's decision in Urban Telecommunications, 7 FCC Rcd 3867. Accordingly, we dismiss WACCI-VCR's petition for reconsideration. Nevertheless, in view of the importance of the issues raised in WACCI-VCR's petition, we shall address its allegations as part of our independent public interest analysis. See Spanish International Communications Corp., 2 FCC Rcd 3336, 3342 n.15 (1987), aff'd sub nom. Coalition for the Preservation of Hispanic Broadcasting v. FCC, 931 F.2d 72 (D.C. Cir. 1991)(en banc).








                   51. Substantively, at the outset we note that a dis-pute is not purely private where a licensee's compliance with Commission rules is called into question. Here, we shall not attempt to arbitrate contract interpretation or accounting is-sues between Urban and Silver King. Rather, our objective is to determine the locus of control of WTMW(TV) from 1990 to the present. This is not a case where we attempt to adjudge the prospective relationship of the relevant parties based upon their representations and governing corporate documents. See, e.g., BBC License Subsidiary L.P. (WLUK-TV), 10 FCC Rcd 7926, 7932 (1995)(quoting News International PLC, 97 FCC 2d 349, 356
         (1984)). Rather, we are called upon to determine the status of permittee Urban vis-a-vis its nonvoting stockholder/creditor Silver King based upon their actual conduct over a course of years, since 1990, when they entered into a series of finan-cial, programming, and corporate agreements, and to determine whether there is a violation of the Commission's rules. We believe that the conduct in question can be evaluated in two parts: the construction phase and the post-construction phase. For each period, the threshold evaluation will be first to as-certain whether Silver King has influenced Urban such that its interest should be deemed cognizable and, thereafter, to deter-mine whether Silver King has assumed unauthorized control of Urban.

                   52. As to the attributable status of an investor, the Commission attempts to identify those interests in or rela-tionships to a permittee or licensee which confer on its hold-ers a degree of "influence" such that the holders have "a real-istic potential to affect" the programming and other decisions of permittees. Attribution of Ownership Interests, 97 FCC 2d 997, 999, 1005 (1984), recon. granted in part, 58 RR 2d 604
         (1985), further recon. granted in part, 1 FCC Rcd 802 (1986). In furtherance of that objective, the Commission has set bright-line tests for corporations, like Urban, defuting as cognizable those investors holding five percent or more voting stock or the positional interests of officer or director. See 47 C.F.R. Section 73.3555, Note 2. However, the Commission also has articulated the need to assess the cumulative effect of all relevant factors so as to determine whether a party holds an attributable interest. See, e.g., BBC License Subsidiary L.P. (WLUK-TV), 10 FCC Rcd at 7933 (citing KKR Associates, 2 FCC Rcd 7104, 7107 (1987); Univision Holdings, Inc., 7 FCC Rcd 6672, 6677-78 (1992)).

                   53. As to control, Section 310(d) of the Communica-tions Act states, in pertinent part:

                   No construction permit or station license, or any rights thereunder, shall be transferred, assigned, or









                   disposed of in any manner, voluntarily or involun-tarily, directly or indirectly, or by transfer of control of any corporation holding such permit or license, to any person except upon application to the Commission and upon finding by the Commission that the public interest, convenience, and necessity will be served thereby.

         47 U.S.C. Section 310(d).8 While there is also no formula for evaluating whether a party is in de facto, or actual, control, see, e.g., Stereo Broadcasters, Inc., 55 FCC 2d 819, 821
         (1975), we look to whether a new entity has obtained the right to determine the basic operating policies of the station, that is, to affect decisions concerning the personnel, programming or finances of the station. See WHDH, Inc., 17 FCC 2d 856
         (1969), aff'd sub nom. Greater Boston Television Corp. v. FCC, 444 F.2d 841 (D.C. Cir. 1970), cert. denied, 403 U.S. 923
         (1971). A permittee or licensee may delegate certain functions on a day-to-day basis to an agent or employee, e.g., Southwest Texas Public Broadcasting Council, 85 FCC 2d 713, 715 (1981), but such delegation cannot wholesale. That is, those parties delegated to a task must be guided by policies set by the permittee or licensee. See David A. Davila, 6 FCC Rcd 2897, 2899 (1991). Here, based upon the undisputed facts on the record and for the reasons discussed below, we find that Urban abdicated and Silver King assumed control of the construction of WTMW(TV) in violation of the Communications Act and Commission policies and that the appropriate sanction for both Urban and Silver King is a monetary forfeiture and a reformation of some of the contractual provisions between them.

                   54. Silver King's activities during the construction phase of WTMW(TV) far exceeded a level of mere influence over, or attributable interest in, Urban. Indeed, the record indi-cates that even before it consummated its investment in Urban, Silver King took charge of the construction project and there-after arranged, on its own initiative, nearly every aspect of it. The law firm of McGuire Woods commenced work on the Channel 14 zoning issue on February 9, 1990 and held a tele-phonic "status and strategy" conference with Evans on that matter as early as February 14, 1990. Evans' name appears on the McGuire Woods time entries five times prior to Silver King's March 22, 1990 consummation of its investment in Urban while White's name appears for the first time in the May 30,



         8    That statutory provision is implemented in Section
         73.3540(a) of the Commission's Rules.










         1990 time entry. Moreover, Evans is listed in the McGuire Woods invoices at least 200 times, as having attended meetings and conferences in person or telephonically, as having been sent correspondence and as having called or been called, on average, every three days. By contrast, White is identified in the McGuire Woods invoices only fourteen times in the seventeen months of that law firm's work on behalf of Urban, from Febru-ary 1990 through July 1991, as indicated by the invoices. Silver King's role cannot be construed as one properly dele-gated to it. Given the scope of its actions and the apparent remoteness and infrequency of Urban's participation, as re-flected in Urban's assertions and corroborated in many respects by the documentary record, there is, in sum, no demonstration that Silver King's actions were guided by policies set by Urban. Cf. David A. Davila, 6 FCC Rcd at 2899.

                   55. In ascertaining a permittee's or licensee's on-going ultimate control of its broadcast facility, we have in the past, looked to whether the permittee or licensee alone decided which bills to pay, whether to acquire additional per-sonnel, or upgrade or repair the station's facilities, e.g., Radio Management Services, Receiver, 7 FCC Rcd 2959, 2964
         (1992), whether it was ultimately responsible for all decisions to incur liabilities at the station, e.g., Arnold L. Chase, 6 FCC Rcd 7387, 7411 (ALJ 1991), whether its approval of the em-ployment of personnel was "necessary," e.g., David A. Davila, 5 FCC Rcd at 5226, whether it set the terms of employment for personnel, eg., Radio WAVS, Inc., 92 FCC 2d 1037, 1044 (1982), and/or whether it was "actively involved and in charge" throughout the construction period through, inter alia, "daily personal contact" with those delegated to construct the sta-tion, e.g., Bee Broadcasting Associates, 6 FCC Rcd 3347, 3348 (ALJ 1991). Here, the record shows that rather than exercise control of WTMW(TV) in a "very 'hands on' way," id. at 3349, Urban's nominally controlling stockholder White absolutely deferred to Silver King, which, through its chief engineer Evans, controlled the finances and personnel of WTMW(TV) by making virtually unrestricted decisions for Urban. The record thus presents not an instance of "delegation of authority," but a "classic example" of an unauthorized transfer of de facto control in violation of the Act and of our rules. Black Tele-vision Workshop of Los Angeles, Inc., 8 FCC Rcd 4192, 4198
         (1993), recon. denied, 8 FCC Rcd 8719 (1993).

                   56. Looking to specific decisions made by Silver King's chief engineer Evans, we observe that while Evans "rec-ommended" the four engineering and law firms, there is no record evidence that once Evans selected the professionals, White's immediate and express approval was either sought or obtained. Instead, the record reflects that White apparently









         accepted Evans' actions in this regard, but weeks or months after those firms had commenced work on Channel 14, and then only through White's tacit approval, that is, by receiving cor-respondence from Dow Lohnes without objection to its work on Urban's behalf, by permitting the firms to work on Urban's be-half, by signing applications and other filings prepared by the firms, and by executing the loan agreement amendments which facilitated payment of the firms. Such ratification by in-action fails to establish control. While we do not suggest that a permittee must, in order to claim control of its facil-ity, construct its station without external technical and legal assistance, it is incumbent upon a permittee to actively over-see the construction on an ongoing basis. And even though Urban "utilized" the services of Dow Lohnes, as Silver King maintains, each piece of Dow Lohnes correspondence submitted in this record either copied or was addressed to Silver King prin-cipals.9 This suggests that the law firm held a duty to advise and apprise Silver King that was similar to its duty to Urban. Silver King's invocation of attorney-client privilege in refus-ing in its December 16, 1993 letter to submit to Urban certain of the legal invoices further demonstrates that the two law firms selected by Evans worked at least in part for Silver King. Indeed, refusing to give Urban work product and invoices allegedly involving work on WTMW(TV) suggests a supervening duty to Silver King.

                   57. Evans maintains he consulted with White on ven-dor selection and provides as evidence White's signature on one vendor proposal and White's being directed by Dow Lohnes to sign one other. Such evidence points only to White's limited participation in the selection of vendors. However, given that Urban provided a list of 20 vendors it alleges were chosen uni-laterally by Silver King for the Channel 14 construction project, White's explicit acceptance of two vendors not in-cluded in that list falls well short of rebutting the evidence suggesting the exercise of control by Silver King. A permittee is obligated to serve as a "hands-on decisionmaker," not as a mere "consultant or advisor." Salem Broadcasting, Inc., 6 FCC Rcd 4172, 4173 (MMB 1991). Further, the number of references to Evans in the McGuire Woods invoices, fourteen-fold over



         9    Even a December 12, 1991 letter sent to the Chief,
         Television Branch by Dow Lohnes regarding the status of Urban's construction, furnished in connection with Urban's supplement to its informal objection, blind-copied White and Silver King chief engineer Evans and Silver King executive vice president and general counsel Michael Drayer.










         those references to White, and the absence of White's name from so-called "strategy" sessions among Evans, the engineering and legal firms and others, indicate Evans' undue participation in making critical decisions for the station. See, e.g., id.

                   58. Additionally, the direct billing by the profes-sional firms and vendors and Silver King's direct payment to those firms signals Silver King's assumption of financial responsibility from Urban. And White's forwarding of bills to Silver King and insisting that those bills should not have been sent to him at all signals Urban's abandonment of such respon-sibility. See, e.g., WGPR, Inc., 10 FCC Rcd 8140, 8145
         (1995)(Licensees must "maintain their own bank accounts, pay the salaries of their own employees, and remain responsible for their own obligations to programmers, utility companies, and other operational matters."). In short, the record demon-strates that from February 1990 to August 1993, Silver King wielded control of Urban's personnel and finances. In fact, the record indicates that White had no involvement whatsoever with Urban's finances and that he did not even know how much of its multi-million dollar line of credit had been spent by Silver King, which assumed responsibility for direct payment for all equipment and services. Nor did he even initiate the increase in the original loan amount. White wrote to Evans on August 17, 1992, about one month after he executed an amended loan agreement, from $5.45 to $8.89 million, that "you dis-cussed, for the first time, the issue of raising the loan amount . . . because you had spent funds in the accounts held by [Silver King] in [Urban]'s name that exceeded the loan agreement that both parties had signed. Until that conversa-tion, White concedes in the letter, "I was completely unaware of any changed conditions." A permittee monitoring and actively participating in the construction of its station would have been keenly aware that millions of dollars more than the loan amount were being spent.

                   59. As for Urban personnel, White apparently ceded control over many aspects of this fundamental permittee func-tion. White's letter to NBC authorizing Evans to enter the tower premises "on behalf of Urban Broadcasting Corporation" demonstrates his approval, albeit delayed, of the assistance derived from the five Silver King employees. However, while Silver King billed Urban for the travel expenses of those five employees working on the construction of Urban's station, there is no evidence that Urban was charged for their compensation, an indication that Silver King itself absorbed expenses in the construction of Channel 14. Payment by Silver King of its em-ployees for "assisting" in the WTMW(TV) project suggests that it was Silver King that served as their employer and directed their activities.









                   60. Urban maintains that it attempted to "curtail" Silver King's impermissible financial activities as "early" as August 17, 1992. It did so, according to Urban, through White's letter to Evans on that date requesting documentation of funds spent on its behalf. However, Urban waited for two and one-half years after Silver King employees commenced work on WTMW(TV)'s construction to inquire as to these monies, which it was obligated to repay under the Silver King loan. This late inquiry was apparently prompted by Urban's and Silver King's execution the month before, on July 14, 1992, of an amendment to the loan agreement which increased the loan amount from $5.45 million to $8.89 million. The record shows no fur-ther request by Urban for documentation by Silver King until after Urban agreed, on June 16, 1993, to a further increase in the loan amount, this time to $10.5 million.

                   61. During the last quarter of 1993, Urban for the first time took affirmative steps in regaining control of its finances by informing Silver King that it was withholding pay-ments due to Silver King under the loan and placing them in escrow until documentation of expenditures was submitted. In a December 10, 1993 letter to Silver King, Urban stated that "we expect to receive these documents by Wednesday, December 15, 1993." Although not timely, Silver King did respond coopera-tively by letter of December 16, 1993, in which it notified Urban that it was making copies of the requested documents and that Silver King "should have them to you within the week." Urban eventually reclaimed control of WTMW(TV), albeit upon the completion of construction. It was the vacuum of control created by Urban with respect to the construction of its WTMW(TV) that provided the opportunity for Silver King to as-sume that control. Thus, this is not the situation where an unauthorized party refused to return control to the rightful permittee or licensee. Eddie Bond, 10 FCC Rcd 12535, 12537 (MMB 1995). Absent Commission authorization, however, such abdication by Urban and such assumption by Silver King renders both in violation of Section 310(d) of the Act.

                   62. The record contains no evidence that Silver King continued to control or even influence Urban and WTMW(TV) sub-sequent to the completion of construction and the commencement of broadcast operations. Indeed, no further equipment or ser-vices expenses were incurred after August 1993, when WTMW(TV) commenced airing programming.10 The funds sent to Browne by



         10   Although WTMW(TV) commenced programming in August 1993,
         the discussions between Urban and Silver King pertaining to spending accountability which extended into Fall 1993 and

                                                    (footnote continued)









         Silver King after that date, according to Silver King and un-disputed by Urban, were for work performed earlier in connec-tion with construction. As for Evans' specifying the allowable number of employees for WTMW(TV), there is no evidence that Evans attempted to hire or fire anyone, the principal indicator of control in the area of personnel. See Tri-Counties Commu-nications, Inc., 31 FCC 2d 83 (1971). Evans merely relayed to White the number of employees that could be compensated based upon the monthly affiliation fee to be paid by Home Shopping.

                   63. With respect to WTMW(TV)'s programming, there is nothing within the four corners of the Home Shopping affilia-tion agreement that would suggest an abandonment of control by Urban. Notwithstanding the contention of WACCI-VCR to the con-trary, there is no Commission rule or policy that prohibits a broadcaster from contracting to air approximately 141 hours per week, or even more, of a network's programming, as Urban has agreed to do.11 What is required in an affiliation agreement under our rules is that it permit the permittee or licensee to reject or to refuse network programs "which the station reason-ably believes to be unsatisfactory or unsuitable or contrary to the public interest" and to substitute a program "which, in the station's opinion, is of greater local or national importance." 47 C.F.R. Section 73.658(e). Section 16 of the Home Shopping affiliation agreement with Urban contains this rule's language verbatim. No provision of that agreement penalizes Urban for exercise of those non-network programming rights and no party, including Urban, alleges that Home Shopping has abridged those rights. Moreover, amendment of the station programming time by "mutual agreement" functionally endows Urban with veto power






         (footnote continued)

         Winter 1994 were merely vestiges of construction-phase matters. Moreover, there is no evidence on the record that Silver King insinuated itself into station matters after the sign-on date in August 1993. Our conclusion that Silver King's assumption of control was limited to only the construction of WTMW(TV), therefore, is sound.

         11   Under the amended affiliation agreement, Urban may air
         non-network programming four minutes each hour, in addition to two hours each day, Monday through Saturday, and four hours on Sunday. See paragraph 12, supra.










         over any modifications to the contractual time. For this rea-son, we do not view such a provision as shifting programming control to Home Shopping.

                   64. Nor shall we attempt to ascertain indicia of control by Silver King from its actions in the ongoing bank-ruptcy court proceeding. When a plan of reorganization, whether proposed by Urban or another party to that proceeding, is approved by the court, Urban will be obligated under our rules to file an application with the Commission seeking prior approval to emerge from bankruptcy. At that time, we will re-view the plan and any other documents to assess the relation-ship to Urban of Silver King and any other party. In the mean-time, we shall, as detailed below, require certain provisions of the loan agreement and related documents, as well as the put/call agreement between Silver King and Urban to be re-formed, but we shall not interfere with the bankruptcy proceed-ing by preventing parties from pursuing procedural rights duly accorded them in that forum.

         RESULTING VIOLATIONS OF MULTIPLE OWNERSHIP RULES

                   65. In light of our finding that Silver King assumed unauthorized control of Urban's WTMW(TV) during the three and one-half year construction of that station, we must determine whether that control placed Silver King in violation of any of our multiple ownership rules. Urban contends that the attribu-tion to Silver King, the licensee of 12 television stations, of WTMW(TV), a thirteenth station, placed it in violation of the recently eliminated national television ownership limitation of 12 stations. As Silver King correctly notes, however, one of its 12 licensed stations is a television satellite, which, un-der Note 5 to Section 73.3555, is exempt from all multiple ownership rules, including the former national numerical cap. See 47 C.F.R. Section 73.3555, Note 5. Thus, attribution of WTMW(TV) to Silver King during the construction period, 1990 to 1993, did not conflict with the national ownership rule.

                   66. WACCI-VCR points out that attribution of WTMW(TV) to Silver King would run afoul of the Commission's television duopoly rule in that the Grade B contour of Urban's Arlington, Virginia station substantially overlaps that of Silver King's WHSW-TV, Baltimore, Maryland. Our records re-flect that the Grade B contours of WHSW-TV and WTMW(TV) do, in fact, substantially overlap. Indeed, due to the geographic proximity of the two communities of license, even the smaller Grade A contours of the Urban and Silver King stations overlap. Absent waiver of the rule, a party cannot own and/or control two television stations whose Grade B contours intersect. See 47 C.F.R. Section 73.3555(b). Thus, because we find that Silver King








         assumed control of WTMW(TV) without waiver of the rule during the years 1990 to 1993, we find also that it violated the tele-vision duopoly rule during that period.

         LACK OF CANDOR/MISREPRESENTATION

         Allegations

                   67. Urban alleged in its March 6, 1996 informal ob-jection that

                   [c]ontrary to the passive, non-voting interest in Urban that Silver King has represented to the Commis-sion, Silver King has in fact knowingly and willfully violated the Commission's rules by expending millions of dollars to construct and operate WTMW(TV) by by-passing Urban's majority and sole voting shareholder, Theodore White, often times without even consulting Urban after the fact for decisions made by Silver King in constructing the station's facilities.

         Based upon this statement, we indicated in the Stay Order that Urban's allegations raise issues of misrepresentation and/or lack of candor to the Commission. FCC 96-100 at Paragraph 3. "Given the nature and the source of the allegations against Silver King," we added in the Stay Order, "we find it necessary to defer the effectiveness of our decision granting consent to the transfer of Silver King so that we may investigate these allegations and assess their impact on our determination that the transferor in this proceeding is qualified." Id. Urban was then directed to supplement the unsupported allegations. Id. at Paragraph 5.

                   68. In its supplement of March 15, 1996, Urban filed four separate volumes of exhibits to document what it claimed was a level of activity by Silver King rising to attributable status. The exhibits included various correspondence between Urban and Silver King or at least one of the law firms, in-voices from the engineering and law firms, and the expense records of the five Silver King employees included in those exhibits. Notwithstanding the degree and extent of Silver King's activities, as well as what it asserted was Silver King's best effort "to dominate this station," Urban insisted in the supplement that its sole voting stockholder White "has maintained control" over WTMW(TV) and that he has been "the general manager in charge of the operations of Channel 14 from the outset." See Urban Supplement at 3.

                   69. Silver King, in its March 25, 1996 opposition, responds to the Commission's concern enunciated in the Stay









         Order and contends that Silver King has been "completely open about its involvement" in the construction of WTMW(TV). Ac-cording to Silver King, not only were the loan documents and amendments thereto submitted to the Commission, but the Commis-sion reviewed them and specifically held in Urban Telecommuni-cations that the loan and stock pledge agreements on file with the Commission gave Silver King no powers to control Urban. Further, Silver King asserts that it previously brought its dispute with Urban to the Commission's "attention" in May 1995, in comments it filed in the Commission's rule making proceed-ings regarding attribution and minority ownership of broadcast stations. See Silver King comments, filed in Review of the Commission's Regulations Governing Attribution of Broadcast Interests, MM Docket No. 94-150, May 17, 1995 at 5-8 and filed in Policies and Rules Regarding Minority and Female Ownership of Mass Media Facilities (Minority/Female Ownership of Mass Media), MM Docket Nos. 94-149/91-140, May 17, 1995 at 16-17.
         In those comments, Silver King pointed to its litigation with Urban as evidence that Silver King is a passive investor in minority entrepreneurs who in fact retain their "independent nature." There it stated:

                   For example, SKC [Silver King Communications] is cur-rently involved in a dispute with Urban concerning loan payments under the parties' loan agreement. Ac-cordingly, this dispute is currently the subject of litigation notwithstanding the operational assistance SKC provided to Urban in launching WTMW(TV) and SKC's subsidiary's 45 % nonvoting common stock interest in Urban.

         Comments, Minority/Female Ownership of Mass Media, MM Docket Nos. 94-149/91-140, at 16.

                   70. Urban, in its reply of April 1, 1996, alleges again that "Silver King has lacked candor and made misrepresen-tations in claiming that it has held a non-attributable inter-est in Urban." Further, it cites as misrepresentations seven statements made by Silver King in its March 25, 1996 opposi-tion. Urban argues that because the proposed transferee of Silver King, Silver Management, is to be controlled by Barry Diller, who is currently the chairman of the board and chief executive officer of Silver King, the Silver King misrepresen-tations also go to Silver Management's character. Specifi-cally, Urban describes as "false" the following assertions made by Silver King, in part through Evans' declaration: (1) that Silver King was acting merely as a "lender" or a "non-voting shareholder"; (2) that Evans interviewed a candidate for chief engineer at White's request; (3) that Evans "recommended" the










         engineering and law firms to White; (4) that White was the "ul-timate decision maker and strategist" on the zoning matter; (5) that White "asked" Silver King for the assistance of Evans and the four other employees; (6) that White decided in most cases that Silver King should pay vendors directly; and (7) that Evans began work on the construction of WTMW(TV) in March 1990.

                   71. Urban, too, is alleged to have made statements that cannot be "reconciled" with its earlier statements to the Commission. In its comments in this proceeding, WACCI-VCR notes that in the pro forma assignment proceeding, Urban repre-sented in a May 12, 1994 consolidated opposition to the April 29, 1994 supplemented petition for reconsideration filed by WACCI-VCR that Urban "controls, and has at all times controlled the programming practices of WTMW-TV." Urban's position in its informal objection and supplement thereto, according to WACCI-VCR, is to the "contrary" in that it refers to Silver King's "excessive influence over Urban's finances, personnel and pro-gramming," it claims that Silver King has "controlled virtually all of the programming for the station by virtue of a network affiliation agreement," and it states that Silver King has exercised "even postconstruction influence over programming and personnel."

         Discussion

                   72. It is indisputable that a permittee's or a licensee's candor "is an issue of utmost importance to us."
         Fox Television Stations, Inc., 10 FCC Rcd 8452, 8478 (1995). While lack of candor is characterized by failure to disclose material information, misrepresentation is characterized by making a material false statement to the Commission. See Fox River Broadcasting, Inc., 93 FCC 2d 127, 129 (1983). An intent to deceive is an essential component of both. See Pinelands, Inc., 7 FCC Rcd 6058, 6065 (1992). Indeed, the nature of the misrepresentation or lack of candor is essentially irrelevant, because it is the "willingness to deceive" that is most sig-nificant. FCC v. WOKO, Inc., 329 U.S. 223, 227 (1946).

                   73. In determining whether allegations raise a sub-stantial and material question of fact requiring an evidentiary hearing, we are guided by the statutorily prescribed process of
         Section 309(d)(1) of the Act, which mandates that we must first determine whether the allegations of fact, if true, constitute a prima facie case that grant of the application would not serve the public interest, convenience and necessity. See 47 U.S.C. Section 309(d)(1). If so, the Commission must next determine whether, "on the basis of the application, the pleadings filed, or other matters which it may officially notice," a "substantial and material question of fact is presented." 47 U.S.C.








         Section 309(d)(2). For purposes of this second stage of the process, we must weigh against the allegations all evidence before us and, on the basis of all of these materials, we must decide whether the ultimate question of fact is "substantial," that is "whether the totality of the evidence arouses a sufficient doubt on the point that further inquiry is called for." Citizens on Jazz on WRVR, Inc. v. FCC, 775 F.2d 392, 395 (D.C. Cir. 1985)(citing Columbus Broadcasting Coalition v. FCC, 505 F.2d 320, 330 (D.C. Cir. 1974), Broadcast Enterprises, Inc.
         v. FCC, 390 F.2d 483, 485 (D.C. Cir. 1968)).  The ultimate factual question whose substantiality is at issue is whether the applicant intentionally misled the Commission. See id.
         The final step requires the Commission to determine, whether or not an evidentiary hearing is held, that the facts establish that the public interest, convenience and necessity will be served by granting the application.

                   74. Because White, the principal of the permittee itself, was the source of the misrepresentation and control allegations against Silver King, we found it prudent under the Commission's Jefferson Radio policy to stay our approval of the transfer of the Silver King stations from Speer, the control-ling stockholder of Silver King, until resolution of those is-sues. See Jefferson Radio v. FCC, 340 F.2d 781. Accordingly, we gave Urban an opportunity to supplement the bare allegations contained in its informal objection of March 6, 1996. It did so by furnishing volumes of documentation relating to Silver King's participation in the construction of WTMW(TV). Silver King's opposition largely relies on the declaration by Evans, who discloses his WTMW(TV) construction activities. But, Silver King states that "the record is clear" that Urban ap-proved all of the construction expenses and the engagement of professionals and that White retained "overall control" of the construction process. "As the foregoing demonstrates," con-cludes Silver King, "Silver King does not have an attributable interest in WTMW -- 'de facto,' 'active,' or otherwise." We are confronted, therefore, with a level of activity on the part of Silver King which Urban views as establishing an attribut-able status, which Silver King contends does not jeopardize its non-attributable status, and which we find today exceeds per-missible participation on the part of a non-controlling stock-holder and, therefore, constitutes an unauthorized transfer of control.

                   75. In weighing Urban's general allegation that Silver King misrepresented or lacked candor with respect to its non-attributable status, the ultimate question is whether Silver King intended to deceive the Commission. Given the var-ious legal conclusions that can be drawn from Silver King's documented activities, in tandem with Urban's passivity, we









         find it difficult to ascribe to Silver King a motive to mislead the Commission. Rather, we perceive Silver King's legal argu-ments as a good faith belief that its participation in the con-struction of WTMW(TV) was within the bounds of conduct of a nonvoting, non-attributable stockholder. Moreover, today we find that Silver King's activities constituted an unauthorized transfer of control and were attributable. Our conclusion that such a violation occurred, however, neither requires nor rests upon a finding of scienter. Furthermore, as we explain below, there is no evidence, circumstantial or otherwise, that Silver King knew that its activities augmented its interest in Urban to a level of control or, even, to attributable status. The absence of any basis in the record for concluding that Silver King believed it had violated the law, either the prohibition on unauthorized transfers of control or the rule prohibiting television duopolies, undercuts any inference of an intent by Silver King to deceive the Commission concerning its relation-ship with Urban. We believe, therefore, that Urban has failed to raise a substantial and material question that Silver King intended to misrepresent or conceal its construction-phase con-duct from the Commission.

                   76. Moreover, we observe that Silver King's rela-tions with the Commission in the past have been inconsistent with an intent to mislead the Commission about its investment in Urban. Since March 1990, when Silver King consummated its financial agreements with Urban, Silver King has filed only one set of applications with the Commission in which it was re-quired to disclose its other media holdings, the September 13, 1995 applications which are the subject of the recent request for transfer of control to Silver Management.12 See applica-tions captioned in Transfer Order, FCC 96-89. In those ap-plications, Silver King states that it "owns a 45% nonvoting, convertible stock interest in Urban Broadcasting Corporation." FCC File Nos. BTCCT-950913KE through KP, Exhibit 4. That statement is not false. Further, Silver King, in conjunction with Urban, demonstrated a willingness to disclose documents and information, including submitting the numerous documents in the pro forma application filed in 1989, furnishing executed copies of those and additional documents for Urban's ownership



         12   Although Silver King has filed numerous applications since early 1990, most of them were for pro forma transfers or as-signments, renewals, licenses to cover, or replacement or change to construction permit. None of the applications per-taining to those events requires the applicant to list its media holdings.










         report within 30 days of consummation of its investment, and filing two amendments to the loan agreement as it did on Octo-ber 20, 1992 and on July 7, 1993.

                   77. In its own ownership report, Silver King, for every year since its investment in Urban, has reported that it owns a 45-percent nonvoting, convertible stock interest in Urban. Even while Commission approval of that investment was pending, Silver King reported in its 1989 ownership report the pendency of the application which it stated would result in its holding a 45-percent nonvoting interest in Urban. Silver King also appears to have revealed in two sets of recent comments -- those pertaining to attribution of broadcast interests and to minority ownership of broadcast facilities-- its disputatious and litigious relationship with Urban, as well as its "opera-tional assistance . . . in launching WTMW(TV)." These actions are inconsistent with an intent to deceive and we find that Silver King's actions have been "consistent with a desire to insure that the Commission had whatever information it needed" to approve the transaction. Fox Television Stations, Inc., 10 FCC Rcd at 8490. Therefore, we find that Urban has failed to raise a substantial and material question that Silver King in-tended to conceal its construction-phase conduct from the Com-mission.

                   78. Nor are we persuaded by Urban's allegations that Silver King and its chairman/CEO Diller engaged in misrepresen-tation through the seven enumerated statements concerning the conduct of Silver King during the construction of WTMW(TV) made in the Silver King opposition. See paragraph 69, supra. Spe-cifically, we find that Urban has failed to make a prima facie case with respect to two of those statements. The first, that Silver King was acting only as a "lender" or a "non-voting shareholder" is not a statement of fact that is capable of be-ing proved true or false. Rather, it is a legal conclusion, one for the Commission to draw based upon the facts on the record. We find immaterial the second statement, that Evans interviewed a chief engineer candidate "at White's request," and thus we infer no intent to deceive. The fact that Evans interviewed such a candidate, whether at Urban's direction or not, is irrelevant in assessing the locus of control.13 It is the hiring and firing of employees, not the interviewing of



         13   "Material" facts are those that the Commission considers
         relevant to making its public interest judgment. See H.R. Rep. No. 1800, 86th Cong., 2d Sess. 12, reprinted in 1960 U.S Code Cong. & Admin. News 3516, 3520.










         prospective personnel, that is material. E.g., David A. Davila, 6 FCC Rcd at 2899. There is also no evidence to sug-gest that Evans, on his own, hired the engineer he interviewed or that the employment of that individual was not ultimately acquiesced to by Urban. Accordingly, we find Urban's allega-tions of misrepresentation as to these two statements without merit.

                   79. Four of the seven statements alleged to be mis-representation -- that Silver King's Evans "recommended" use of the professional firms to White, that White was the "ultimate decision maker and strategist" on zoning matters, that White "requested" the assistance of Evans and the Silver King con-struction team, and that White at the outset established direct payment by Silver King of the vendors -- are characterized by Urban in its April 1, 1996 reply as "false." Silver King, which was precluded by the expedited pleading cycle specified in the Stay Order from filing documents after April 1, 1996, did not respond to Urban's allegations that any of the statements are evidence of intentional misrepresentation or lack of candor that warrant designation for hearing. Given that these state-ments relate to indicia of influence or control, they are mate-rial representations. However, weighing the allegations of misrepresentation against all evidence on the record, we con-clude that Urban has not raised a substantial factual question warranting designation for hearing.

                   80. Based upon the substantial and numerous pieces of evidence already in the record concerning Silver King's sub-stantial role, we conclude that the statements could not rea-sonably be deemed to have been motivated by an intent to de-ceive the Commission. Indeed, Urban's allegations with respect to Silver King's statements that Evans recommended the firms and that White was the ultimate strategist appear not so much to be that the statements are "false," but that Silver King did not go far enough in characterizing the nature of its role. Thus, Urban does not suggest that Evans was not the source of the legal and engineering services used by Urban during the construction phase, but asserts that instead Silver King, rather than Urban, was the true "client" of these firms. "Clients, not 'recommenders,'" such as Silver King, argues Urban, "pay the bills." Similarly, while Evans states that White was the "ultimate strategist" in the zoning matter, Urban complains that Silver King attempted to hide its extensive role in developing the strategy on zoning.

                   81. We do not believe, however, that, on this record, Silver King's characterizations of its activities raise an inference of misrepresentation or lack of candor. When the










         Silver King opposition containing the purported misrepresenta-tions was filed, on March 25, 1996, there was already on the record Urban's March 15, 1996 supplement and four separate vol-umes of exhibits. From the various correspondence between Urban and Silver King or the professional firms, invoices from those firms, and the expense records of the five Silver King employees included in those exhibits, a reader could readily discern that the scope of Silver King's participation in every facet of the construction of WTMW(TV) was extensive. In fact, in making the representation relating to the recommendation of the professional firms, Silver King qualifies its statement by stating that whether Silver King recommended the engineers and legal counsel Urban engaged "is immaterial, especially given the fact that Urban relied upon these for FCC filings and ap-plications, which Mr. White reviewed and signed."14 And Urban, itself, in alleging that the "strategist" statement is false, points to McGuire Woods invoices in the record to argue that Evans' name appeared some 182 times while White's name appeared only nine times. Moreover, Evans' own declaration in accom-panying the Silver King opposition clearly indicates that he participated extensively in the construction activities. In these circumstances, therefore, we do not believe that Silver King's description of its activities suggests that it has at-tempted to deceive the Commission.

                   82. As to the other two of the four statements made by Silver King -- that White requested Evans' assistance and that White set up the direct payment plan at the outset -- we do not believe that Urban has raised a substantial factual question to support its assertion of misrepresentation. Spe-cifically, the record contains evidence of White's express ac-quiescence in the active participation by the Silver King em-ployees, including written updates to White from Evans on the substitute tower site and a letter from White to the tower site owner authorizing Evans' entry to the site "on behalf of Urban




         14   Notwithstanding Urban's contention to the contrary in its
         reply, we find no evidence that Silver King attempted to "create a semblance" of attorney-client relationship between Urban and Dow Lohnes. We observe that Silver King represented only that Urban had "utilized" the services of Dow Lohnes. In light of Urban's receipt of letters from the firm, his compli-ance with the firm's directive to sign a vendor proposal, and his apparent review and signing of FCC applications prepared by the firm, we find that Urban, in fact, "utilized" the firm's services.










         Broadcasting Corporation. " In these circumstances, we con-clude that Urban has not raised a substantial question that Silver King has falsely characterized the nature of White's relationship with the Silver King employees.

                   83. Similarly, we believe Urban has not raised a substantial factual question that Silver King made misrepresen-tations regarding the direct payment arrangement. Whether or not White agreed at the outset to establish a direct payment procedure by Silver King, that procedure was freely employed by White, whose memos forwarding bills to Silver King are included in the record. Most significantly in that regard, the record contains two letters from Urban to Silver King principals plainly acknowledging the direct payment scheme. For example, in the October 14, 1992 letter to Silver King, Urban states that "we have an agreement with Home Shopping Network (HSN) to purchase and finance all equipment and materials at this time."

                   84. Finally, the last of the seven alleged misrepre-sentations is that Evans began work on the construction of WTMW(TV) in March 1990, rather than in February 1990, as Urban insists was the case. In fact, the McGuire Woods invoices fur-nished by Urban to the Commission prior to Evans' representa-tion as to his March 1990 commencement date clearly indicate that he was involved in the zoning issue as early as February 9, 1990. Evans' name appears three times in the February 1990 McGuire Woods invoices. In view of this evidence on the record, it is reasonable to determine that Silver King, through Evans' statement, incorrectly recalled by one month his com-mencement date on the WTMW(TV) project. Given the passage of time since the event in question, more than six years, Evans' statement might well be seen as displaying a "faulty shading of recollection," Grenco, Inc., 39 FCC 2d 732, 737 (1973), rather than the necessary element of intent to deceive. See Weigel Broadcasting Company, 2 FCC Rcd 1206, 1211 (1987). In sum, we find that the totality of the evidence does not warrant desig-nation for hearing with respect to the seven alleged misrepre-sentations made by Silver King.

                   85. As for assertions made against Urban, WACCI-VCR's objective in pointing to Urban's allegedly irreconcilable statements is unclear. If WACCI-VCR intends to raise questions of misrepresentation on the part of Urban so as to implicate its character qualifications, we note that Urban's positions, when read in the context of all of its statements, are not in-consistent. The primary issue in the pro forma Urban assign-ment proceeding, as raised by WACCI-VCR, is whether Silver King's contractual rights in Urban endow it with de facto con-trol. In its opposition filed jointly with Silver King in that proceeding, Urban refuted that Silver King wielded control. By









         contrast, the primary issue raised by Urban in the Silver King transfer proceeding is whether Silver King's interest in Urban renders it a cognizable stockholder, a role not necessarily coincidental with that of a holder of de facto control. In light of these two congruous lines of argument, the only Urban statement cited by WACCI-VCR that may appear to depart from them is Urban's allegation in its March 6, 1996 informal objec-tion that Silver King has "controlled virtually all" of the station's programming "by virtue of a network affiliation agreement." This statement suggests that Urban believed that Silver King had control over WTMW(TV)'s programming, but only through the Home Shopping agreement. In contrast, and consis-tent with its primary contention that Silver King has not a controlling, but an attributable, interest in WTMW(TV), Urban argues in its March 15, 1996 supplement that Silver King "has continuing influence over Urban's programming" and that Silver King's construction activities, in tandem with its having "vir-tually all of the air time on the station" renders Silver King "more than a passive investor." To highlight this distinction, in its April 1, 1996 reply, Urban attempts to distinguish be-tween attribution and control arguments:

                   The staff's 1990 letter, the 1992 [Commission] deci-sion, and the Urban/Silver King 1992 pleading con-cerned whether the loan documents and affiliation agreement gave Silver King actual control over Urban, not whether Silver King's conduct made it an attrib-utable owner. Urban has fought to retain control, but Silver King has acted improperly as an attribut-able owner, attempted to seize control, and has now made misrepresentations about its active role.

         (Emphasis included.) In light of its subsequent, qualifying comments, Urban's arguments are compatible with its contention that Silver King should be deemed to hold an attributable, not a controlling, interest in WTMW(TV). In sum, Urban's various allegations raise no substantial question as to its "propensity to deal honestly" with the Commission. Policy Regarding Char-acter Qualifications in Broadcast Licensing, 102 FCC 2d 1179, 1189 (1986).

         EX PARTE MATTERS

                   86. In its April 29, 1994 supplementary pleading, WACCI-VCR also claims that Urban's failure to serve WACCI-VCR with the affiliation, loan and security agreement amendments violates the Commission's ex parte rules. According to WACCI-VCR, Section 1202(b)(1) and 1204 of those rules, 47 C.F.R. Sections 1202(b)(1) and 1204, prohibit presentation of information to the Commission without providing notice to other parties in a









         restricted proceeding. And in comments filed in response to the pleading schedule set forth in the Stay Order, WACCI-VCR argues that Urban's informal objection, filed on March 6, 1996, also should be considered an ex parte communication.

                   87. As for the first alleged ex parte contact, we note that Section 73.3616(a) and (b) of the Commission's Rules require the filing of all network affiliation contracts, agree-ments, or understandings and amendments thereto between a tele-vision broadcast station and a national network, as well as all contracts, instruments or documents relating to the present or future ownership or control of the licensee's stock, such as pledge and security agreements. Urban, therefore, was comply-ing with that rule when it filed the amended affiliation, loan and security agreements in October 1992 and July 1993. The submission of documents either authorized or required by the Commission's rules generally does not constitute a prohibited ex parte presentation. See 47 C.F.R. Section 1.1204(b)(1); see also Daily Telegraph Printing Co., 59 FCC 2d 185, 194-95, recon. denied, 38 RR 2d 1545 (1976); George L. Lyon, Esguire , 5 FCC Rcd 4672 (Man. Dir. 1990). Accordingly, we conclude that Urban's submission of amended documents without service to WACCI-VCR were not prohibited ex parte presentations. With respect to the second alleged ex parte contact, the informal objection, that pleading was filed against the separate pro-ceeding of the transfer of control of Silver King to Silver Management pursuant to Section 73.3587 of our rules. The fact that similar issues were involved in that separate proceeding did not render it an impermissible ex parte proceeding in the proceedings involving WTMW(TV), without further action by the Bureau. See 47 C.F.R. Section 1.1200(a).15 Moreover, WACCI-VCR has not been prejudiced by these filings, because it became aware of the filings and commented on them and we are here considering its comments thereto.

         REMEDY

                   88. We today find that Urban and Silver King engaged in an unauthorized transfer of de facto control of television station WTMW(TV), Arlington, Virginia to Silver King, in viola-tion of Section 310(d) of the Act. We also find that this transfer in turn resulted in Silver King violating the duopoly rule because during its control of WTMW(TV), Silver King also



         15   Of course, since our decision here to consolidate the
         proceedings, from now on these shall all be treated as inter-related restricted proceedings.










         controlled WHSW-TV, Baltimore, Maryland, the Grade B and Grade A contours of which overlapped those of WTMW(TV). A transfer-of-control violation warrants potential revocation of Urban's permit and Silver King's authorizations if the transfer and resulting duopoly rule violation were intentionally concealed from the Commission through misrepresentation or through a lack of candor. See, e.g., Black Television Workshop of Los Angeles, Inc., 8 FCC Rcd at 4198; Silver Star Communications-Albany, Inc., 6 FCC Rcd 6905, 6907 (1991). Here, we find there is no substantial and material question of fact that either Urban or Silver King acted with an intent to deceive the Com-mission. Therefore, we shall not designate for revocation hearing Urban's or Silver King's Commission authorizations. Additionally, there are several public interest reasons why designation for revocation is not warranted.

                   89. First, as regards WTMW(TV), its permittee Urban and Urban's controlling stockholder, White, are both in bank-ruptcy. To commence a revocation hearing could severely impair the bankruptcy estate which is the subject of the bankruptcy court proceeding and, consequently, would undermine the goals of the bankruptcy laws, including efficient and economical ad-ministration of cases, equality of distribution among credi-tors,16 and a fresh start for debtors. See Fox Television Stations Inc. (New York Post), 8 FCC Rcd 5341, 5344 (1993) (citing Report of the Commission on the Bankruptcy Laws of the United States, H.R. Doc. No. 93-137, 93d Cong., 1st Sess., Pts. I and II, chapter 3 (1973)). We must "constantly be alert" to determine whether our policies might conflict with other poli-cies and whether such conflict can be minimized. LaRose v. FCC, 494 F.2d 1145, 1146 n.2 (D.C. Cir. 1974). Because we find that there are no serious unresolved questions concerning Urban's character qualifications, our decision to pursue less drastic remedies and not to designate Urban's authorization for revocation is consistent with the Communications Act and with our interest in the integrity of our rules.

                   90. Second, Silver King has sought consent to trans-fer control from Speer to Silver Management. Allowing that transaction to go forward would result in the ultimate acquisi-tion of control of the twelve Silver King television stations by Diller, who had no knowledge of and did not participate in the unauthorized transfer of control of WTMW(TV) or in the resulting duopoly rule violation. Moreover, the Commission



         16   Silver King, according to Urban's supplement, is not
         Urban's only creditor.  See Urban Supplement at 16.










         found in the Transfer Order that the public interest would be served by the transfer of the Silver King stations to Silver Management, FCC 96-89 at Paragraph 46, and nothing in the record since that decision alters our conclusion in this regard.

                   91. Notwithstanding our public interest determina-tion to refrain from a revocation hearing in this case, we be-lieve that a remedy is warranted to sanction Urban's and Silver King's serious misconduct and to insure that such violations do not occur in the future. To that end, we shall apply a two-part remedy. First, we shall levy a forfeiture against each entity commensurate with its violation or violations of our rules. Second, we shall require modification of certain pro-visions in the existing agreements between Urban and Silver King. A transfer of Silver King includes not only a transfer of control of the 12 television stations to Silver Management, but a transfer of all Silver King investments in other sta-tions, including Urban's WTMW(TV). Thus, we shall not, as urged by WACCI-VCR, sever the Urban investment from the trans-fer of the Silver King stations.

         Forfeiture

                   92. A forfeiture penalty may be assessed against any person found to have willfully or repeatedly failed to comply with any of the provisions of the Communications Act or of the Commission's rules. 47 U.S.C. Section 503(b)(1); 47 C.F.R.
         Section 1.80(a). If the violator is a broadcast station licensee or permittee, the forfeiture penalty shall not exceed $25,000 for each violation or each day of a continuing violation, except that the amount assessed for any continuing violation shall not exceed a total of $250,000 for any single act or failure to act. 47 U.S.C. Section 503(b)(2); 47 C.F.R.
         Section 1.80(b). In determining the amount of forfeiture,
         Section 503(b)(2)(D) of the Act obligates us to consider the nature, circumstances, extent, and gravity of the violation and, with respect to the violator, the degree of culpability, any history of prior offenses, ability to pay, and "such other matters as justice may require." 47 U.S.C. Section 503(b)(2)(D); see also 47 C.F.R. Section 1.8(b)(4). The unauthorized transfer of control of WTMW(TV) to Silver King is a serious violation of the statute and of our rules that extended for a period of 42 months. During that period, Silver King's misconduct also resulted in a violation of our duopoly rule, Section 73.3555(b).

                   93. Applying the criteria of Section 503(b)(2)(D), we note that Urban's controlling stockholder, White, was in-experienced as a broadcaster. He entered into numerous agree-ments with longtime group owner Silver King, which provided for Urban's funding via a loan agreement that was twice modified to








         accommodate the mounting construction expenses and which ini-tially provided for its programming via an affiliation agree-ment involving monthly compensation payments. It is incumbent upon the permittee to actively oversee the construction of its facility and upon the assisting broadcaster to defer to the permittee by seeking affirmative and frequent approval of its activities. Further aggravating Silver King's transfer-of-control violation is the resulting duopoly violation. As for Urban, the disparity in broadcasting experience between it and Silver King does not exonerate Urban. Another factor warrant-ing a diminished forfeiture for Urban is its bankrupt status. Given these circumstances we believe that it is appropriate to assess Urban a $25,000 forfeiture for the unauthorized transfer of control and Silver King a $150,000 forfeiture for the un-authorized transfer of control and violation of the television duopoly rule.

                   94. In regard to this forfeiture, Urban and Silver King are afforded a period of thirty (30) days from the date of this order to show in writing why a forfeiture penalty should not be imposed or to pay the forfeiture. Any showing as to why the forfeiture should not be imposed or should be reduced shall include a factual statement and such documentation and affi-davits as may be pertinent. See 47 C.F.R. Section 1.80(f)(3). Other relevant provisions of Section 1.80 are summarized in the attachment to this Order and Notice.

         Contractual Arrangements Between Urban and Silver King

                   95. We have previously reviewed the multiple con-tractual arrangements between Silver King and Urban and found that they did not present an unacceptable risk of arrogation by Silver King of Urban's day-to-day responsibilities as the per-mittee of WTMW(TV). Urban Telecommunications, 7 FCC Rcd 3867. In reaching this decision, we evaluated the contractual ar-rangements between Silver King and Urban on a predictive, not an empirical, basis. Now, however, Silver King's actual con-duct under the rubric of these contractual arrangements has been documented. That conduct, most particularly Silver King's role during the construction of WTMW(TV) which we here find constituted an unauthorized transfer of control, strongly sug-gests that our determination in Urban Telecommunications should be revisited. We have done so and conclude that the collective rights afforded Silver King under its various agreements with Urban substantially abetted the overreaching conduct of Silver King in constructing Urban's station.

                   96. To reduce the risk of further violations, we believe that it is necessary to direct the parties to reform certain provisions of their contractual arrangements. We note









         that our action here with respect to the reordering of rela-tionships is not prompted principally by any facial defect in the particular contractual provisions we seek to reform, but by the effect of these provisions when taken together with other exacerbating considerations present in this case. We consider it particularly important in this regard that both Silver King and Urban are broadcasters and that their close relationship is tied directly to specific programming affiliation arrangements -- the Home Shopping Network -- in which Silver King's inves-tor, Liberty Media Corporation (Liberty), has a substantial stake and with which Silver King has both a past, and appar-ently, a future relationship. When the loan and stock sub-scription agreements were entered into in March 1990, Silver King was commonly owned and controlled with Home Shopping. Notwithstanding Silver King's assertion that it is, and has been since December 1992, an entity independent from Urban's program supplier Home Shopping Network, we believe that there is a symbiosis between the two companies which warrants our viewing them as one working for the good of the other. That symbiosis is evidenced by a common owner, Liberty, which is the controlling stockholder of Home Shopping and a beneficial owner of approximately 21 percent of the equity of Silver King. See Silver King SEC Form 10-K, filed November 1995, at 65 (attached to Jovon's reply brief of April 4, 1996). In addition, Silver King's Form 10-K indicates that in the years 1993 through 1995, Home Shopping affiliation compensation for the twelve Silver King stations accounted for more than 85 percent of Silver King's net revenues in the years 1993 through 1995. The com-monality of interests between the two purportedly independent companies is further evidenced by the retention of Home Shopping affiliation agreement-related cross-default provisions in the Urban-Silver King loan agreement and other commercial documents despite the 1992 separation of Silver King and Home Shopping.17 Moreover, Silver King is not just Urban's dominant creditor, it is also a substantial nonvoting equity investor in Urban, with an array of investor rights in addition to its pre-rogatives as a creditor. And both as a creditor and as an equity investor, Silver King's rights are linked to Urban's performance under its affiliation agreement with Home Shopping.




         17   Further, as Silver King acknowledges in its opposition, it has been publicly announced that Silver King may gain control of its former parent, Home Shopping Network, which would place Urban's creditor, stockholder and programmer under the control of the same parent corporation.











                   97. Thus, if Urban fails to perform under the Home Shopping affiliation agreement, Urban can be deemed in default under the loan agreement and Silver King may then declare the entire unpaid principal and interest immediately due and pay-able and may, "at its exclusive option," cancel the Home Shopping affiliation and/or "unilaterally adjust" the hourly affiliation compensation rate. See Loan Agreement, Sections 7.01(d), 7.02. Additionally, in the event of such failure to perform under the Home Shopping agreement, Silver King may, under the put/call agreement, compel Urban to buy back Silver King's stock at a purchase price equal to 45 percent of the fair market value of the station. Given Urban's financial dependence on Silver King, these provisions effectively insure that Urban will be forced into an ongoing and indefinite af-filiation with Home Shopping. The only feasible alternative for Urban, should Silver King exercise its creditor/investor rights, would be to sell its station.

                   98. Absent these entanglements -- for example, if Silver King were merely a commercial lender -- the contractual provisions with which we are concerned would be less troubling. Outside lenders, those with no other ties to the licensee, such as commercial banks, are singularly motivated by the licensee's repayment of the principal, payment of scheduled interest, and preservation of assets securing the loan. We acknowledge that such an outside lender legitimately has concerns about the pro-gramming affiliation agreements of the station operated by the borrower-licensee, but that those concerns are prompted by an interest in insuring the continued influx of revenues generated by such affiliation, not by the commercial success of a given television network or other programmer. Therefore, we under-stand that lenders must be permitted latitude with respect to a borrower-licensee's programming affiliation, but only insofar as it relates to the licensee's ability to service the debt. Lenders may, without triggering our attribution rules, hold approval rights over a borrower's proposed programming affilia-tion change so long as the approval right is guided only by commercial reasonability. Silver King's current loan agreement with Urban goes well beyond such "commercially reasonable" ap-proval terms. Accordingly, to avoid attribution in WTMW(TV) by Silver King, all references to the Home Shopping affiliation agreement used in defining an event of default, as provided in
         Section 7.01 of the loan agreement, or in defining Silver King's rights upon such default, as provided in Section 7.02 of the loan agreement, must be eliminated. Recognizing Silver King's legitimate needs as a creditor, however, we would not object to Silver King exercising a right of review and approval over any change in Urban's affiliation, so long as that right is defined in terms of reasonable commercial lender protec-tions. Thus, for example, it would not be acceptable for









         Silver King to hold the right to reject a proposed affiliation change by Urban even though that change can reasonably be ex-pected to be revenue neutral.

                   99. With respect to equity investments, we acknowl-edge that the holders of these interests possess different ex-pectations than do the holders of promissory notes. Stock-holders of a licensee are entitled to ownership in the assets. While there is risk associated with both a loan and an equity interest, an equity investment constitutes risk capital en-tirely subject to the fortunes of the corporate venture. We assume that stockholders of a licensee which also own or have an economic interest in a television network or programmer used by the licensee invest in the licensee primarily to promote the network or programmer.18 Our assumption is substantiated in part by the "exit" devices which such investors typically at-tach to their investments. One example of such an exit device is a put right, which gives stockholders the right to compel the licensee to purchase its full equity interest upon an aban-donment of the stockholders' network or programmer. In the face of the exercise of such a right, the choices for a lic-ensee are limited: it may continue indefinitely to broadcast programming it no longer believes is best for its viewers or itself; it may obtain a loan to redeem the equity interest; or it may sell its station in order to finance the purchase of the equity interest. Where the equity investor is also a creditor of the licensee and enjoys approval rights over the further incurrence of debt, pledge of stock or security of assets, the licensee in all likelihood could not pursue the choice of ob-taining an outside loan to buy the equity interest. We do not seek to bind an equity investor to a licensee in perpetuity, but we also do not believe that an investor motivated by the success of its affiliated network or programmer should hold the power to compel programming decisions or to force disposal of the station. Programming decisions constitute a fundamental responsibility of the permittee or licensee as a public trustee and such decisions cannot be dictated or coerced by another party, financially or otherwise.




         18 See, e.g., Assignment/transfer of licenses/permit of KCNC-TV, Denver, WTVJ-TV (now WFOR-TV), Miami, KYW-TV, Philadelphia, KUTV-TV, Salt Lake City, and KUSG-TV, St. George, Utah, to Group W/CBS Television Stations Partners, a joint venture be-tween Westinghouse Electric Corporation and CBS Inc. File Nos. BALCT-941222KL-KM, KX; BTCCT-941222KN - KO.











                   100. Here, Silver King's put right, if exercised, mandates that Urban purchase, within 90 days of Silver King's demand, any Urban stock held by Silver King at a put price of 45 percent of the fair market value of all of the Urban assets. The put option, which is valid so long as Silver King owns Urban nonvoting stock, is triggered by certain "Specified Events," including the failure of Urban to affiliate with Home Shopping, to perform under that affiliation agreement, and to renew such affiliation agreement "on terms consistent with the agreements offered by HSN to its other broadcasting affiliates (including the payment by HSN of reasonable hourly compensa-tion)." Other "Specified Events" include a change in control of Urban, a default by Urban under any of its loans, and a material breach by Urban of its obligations under its certifi-cate of incorporation or the shareholder agreement with Silver King. In lieu of paying the put price, i.e., 45 percent of the fair market value of its assets, Urban may sell all or substan-tially all of its assets or all of the stock, including that held by Silver King, to a third party. Silver King has the right to make an offer for any or all of the assets or for all of the common stock and a right of first refusal to match any offer received. Net proceeds from the sale are to be distrib-uted 55 percent to White and 45 percent to Silver King.

                   101. It is the Home Shopping affiliation-related triggering event which concerns us here. Accordingly, all ref-erences to the affiliation agreement must be removed from the put/call agreement. However, we note that in the event Urban no longer affiliates with Home Shopping, Silver King is free to sell its 45-percent equity interest to a third party or may convert that interest to a loan. Any loan agreement arising out of the conversion, of course, must conform with the com-mercial reasonableness discussed above. See paragraph 97, supra.

                   102. Finally, we observe that there are other con-tractual provisions which do not comport with our rules and policies which are unrelated to the network/programming rela-tionship. While we acknowledge that these provisions were be-fore us earlier, in Urban Telecommunications, they were not the subject of any parties' petition below. Nor has any party ob-jected to the provisions in the proceeding initiated by the Stay Order, FCC 96-100. Rather, our heightened independent scrutiny of the contractual arrangements here has revealed that certain contract sections should be reformed. First, the par-ties must conform two covenants of Urban found in Article VI of the loan agreement to track the Commission's approach to such provisions in analogous cases. The Commission has ruled spe-cifically on such covenants in the context of minority stock-holder approval rights. See, e.g., Transfer Order, FCC 96-89









         at 118; Quincy Jones, FCC 95-497 (released December 12, 1995) at Paragraph 9; BBC License Subsidiary L.P. (WLUK-TV, 10 FCC Rcd at 7927. In light of Silver King's role as minority investor, as well as lender, we believe that the approval rights in the Urban/Silver King loan document should be guided by those cases. The first covenant prohibits Urban, without the prior written consent of Silver King, from incurring indebtedness except for that incurred in the ordinary course of business not to exceed $50,000 in the aggregate at any one time. See Loan Agreement, Section 6.02(a). We believe a permittee requires greater borrowing latitude to freely operate its station in the ordinary course. Accordingly, the parties should either justify the $50,000 amount as providing sufficient independence to Urban or increase the amount to a level commensurate with past cases. Additionally, Section 6.03(d) of the loan agreement mandates that Urban submit a quarterly budget at least 20 days prior to each fiscal quarter that "shall be satisfactory in form" to Silver King. We believe that this vaguely defined right endows Silver King with virtual veto power over Urban's budget and as such accords Silver King a level of authority inconsistent with passive, nonattributable status. Accordingly, this provision must be modified to eliminate the absolute and standardless nature of this authority.

         CONCLUSION

                   103. In view of the above, we find that there are no remaining character qualifications issues against Urban or Silver King. The remedy we apply here does not preclude us from finding that Urban and Silver King are qualified to be Commission licensees. Further, we find that allowing the transfer of Silver King to Silver Management would serve the public interest. However, we note that even after reforming their contractual provisions, as discussed above, Urban and Silver King will still enjoy several relationships, including debtor-creditor, affiliate-network programmer, and company-stockholder. When viewed separately, none triggers our at-tribution rules. However, as the Commission stated in BBC License Subsidiary L.P. (WLUK-TV), 10 FCC Rcd at 7933, to view each of those relationships in isolation "would be to undermine the underlying objectives of our attribution rules." Indeed, one of the questions we posed in our pending rule making on attribution was whether and under what circumstances multiple relationships, which taken individually are nonattributable, should be considered attributable in the aggregate. See Review of the Commission's Regulations Governing Attribution of Broad-cast Interests (Attribution Review), 10 FCC Rcd 3606, 3609
         (1995). In accord with our action in BBC License Subsidiary, therefore, we shall condition grant of Transfer Order, FCC 96-89, upon the resolution of the attribution rule making. Thus,









         whether Silver King's interest in Urban is attributable is to be resolved by the pending rule making in Attribution Review.

                   104. Accordingly, pursuant to Section 1.115(h)(2), we shall affirm our decision in Transfer Order, modified as discussed here and below, and shall dissolve the stay issued in Stay Order. In so doing, we expect that Silver King will amend its relationships with Urban, as discussed above, and with Jovon, as discussed below. To the extent, therefore, that Silver Management objects to the imposition of the stay, that argument is mooted by our action here.


                      SILVER KING'S RELATIONSHIP WITH JOVON

                   105. Jovon is the licensee of television station WJYS(TV), Channel 62, Hammond, Indiana, which is located in the Chicago designated market area (DMA), the same market in which Silver King's WEHS-TV, Channel 60, Aurora, Illinois is located. As set forth in Transfer Order, FCC 96-89 at Paragraphs 5-8, Jovon initially petitioned to deny the transfer of control of Silver King to Silver Management. It requested withdrawal of that petition, but substituted a petition for declaratory ruling, requesting that the Commission issue a two-part declaratory relating to financial agreements and a network affiliation agreement Jovon entered into with Silver King/Home Shopping Network in 1990. Briefly, Jovon first alleges that Silver King's proposed exercise of an option to acquire a 45 percent equity interest in Jovon would implicate the Commission's cross-interest policy and second, that Silver King's rights and powers obtained through the other agreements constitute de facto control over Jovon and WJYS(TV). Silver King refutes Jovon's allegations, arguing that the various Jovon-Silver King agreements are consistent with Commission case law and circumscribe no Commission policy or rule.

                   106. For reasons that follow, we find that Silver King's full exercise of the existing option to buy a 45-percent equity interest in Jovon would conflict with the Commission's cross-interest policy. Additionally, we shall require amend-ment or elimination of certain provisions in the Jovon-Silver King agreements which, if fully exercised, would endow Silver King with a potentially impermissible level of influence.
















         BACKGROUND

                   107. On August 7, 1990, Silver King19 entered into an agreement to lend $3.6 million to Jovon, a minority-controlled broadcaster, for construction and operation of WJYS(TV), Hammond, Indiana. To secure the loan, Jovon's sole shareholders, Joseph and Yvonne Stroud, pledged all of their voting stock to Silver King and personally guaranteed repayment of the loan. Additionally, Jovon entered into a security agreement with Silver King, granting it a first position secu-rity interest in all of Jovon's tangible and intangible assets, excluding its FCC authorizations. As inducement for the loan, Jovon granted to Silver King an option to acquire a 45 percent nonvoting convertible stock interest in Jovon at an exercise price of $45,000, as well as the right to "put," or sell, its exercised or unexercised option to Jovon upon the occurrence of certain events. Three weeks prior to the execution of these documents, Jovon had entered into a television affiliation agreement with Home Shopping to broadcast the home shopping network fare.

                   108. As a result of network programming preemption disputes between Jovon and Home Shopping, on August 18, 1994, Home Shopping, then separate from Silver King, notified Jovon that it was terminating the network affiliation agreement ef-fective November 18, 1994. On October 21, 1994, Silver King notified Jovon of its election to exercise the option to pur-chase 45 percent of Jovon's stock.20 Jovon's president, Joseph Stroud, by letter of November 23, 1994, offered to acquire Silver King's option for $500,000. Such purchase, Stroud wrote, "would remove" the cross-interest issue. Silver King declined Jovon's offer.




         19   As is true with the Urban-Silver King relationship, Jovon
         initially entered the various agreements with Home Shopping, then commonly owned with Silver King. Home Shopping is cur-rently a separate entity in control of the network programming affiliation agreements, while Silver King apparently became the successor-in-interest to the financial and option agreements. Accordingly, we shall refer to Home Shopping separately with respect to the affiliation agreement.

         20 I The option period, as set forth in Section 2.2 of the option agreement, expires on the later of the termination of the loan agreement and the expiration of the initial term of the Home Shopping affiliation agreement.










                   109. Despite Silver King's repeated attempts, Jovon has refused to consummate the option. In one such attempt, by letter of November 30, 1994, Silver King indicated to Jovon that it "would be willing to take whatever actions the FCC might in the future request of it with regard to its stock holdings in Jovon Broadcasting Corporation." In an October 11, 1995 letter, Silver King offered to "fully indemnify" Jovon against any "consequences" of the cross-interest policy. And, in the October 11, 1995 letter to Jovon, Silver King asserted that Jovon's failure to perform under the Home Shopping affili-ation agreement "would constitute an event of default under the [Silver King] Loan Agreement, which alleged default has never been waived by Silver King." The October 11, 1995 letter con-tinues:

                   I have been advised by counsel that the Loan Agree-ment and the related security documents, including the Promissory Note, Guaranty, Security Agreement, Pledge Agreement, Option Agreement and Leasehold Mortgage (collectively, the "Loan Documents") provide Silver King with comprehensive remedies in the event of a default by Jovon. I am also advised that such remedies include the right to declare all monies under the Promissory Note (including all unpaid prin-cipal, interest and any other amounts) immediately due and payable, to take possession of Jovon's real and personal assets and its issued and outstanding Class A common stock.

                   110. In Transfer Order, the Commission ordered main-tenance of the status quo between Jovon and Silver King pending resolution of the petition for declaratory ruling. FCC 96-89 at Paragraph 48. Since that Commission action, according to Jovon's March 25, 1996 comments, Silver King "effectively blocked Jovon's ability to secure additional financing," which, it argues, would have enabled it to fully repay the Silver King loan. Silver King did so, maintains Jovon, by conditioning its consent to the new financing on Jovon's forbearance from con-testing "Silver King's ability to control Jovon."

                   111. In response, Silver King agrees that on March 19, 1996, Jovon's sole stockholders, the Strouds, pursuant to the request of a commercial lender, sought Silver King's per-mission to pledge their stock to the new lender. Silver King executed an agreement permitting such pledge, but, according to a copy of that agreement attached to Silver King's April 1, 1996 opposition, the permission was conditioned upon Jovon's acknowledgement that Silver King "has the right" under the op-tion agreement to acquire 45 percent of the equity of Jovon "effective upon the issuance" by the FCC of a ruling in the









         pending declaratory ruling proceeding or in any rule making proceeding in connection with the implementation of the Tele-communications Act of 1996 "which permits such acquisition (upon the satisfaction of any conditions imposed by the FCC)."

         PLEADINGS RELATED TO JOVON'S PETITION FOR DECLARATORY RULING

         Jovon Petition and Comments

                   112. First, Jovon urges the Commission to find that Silver King's attempted exercise of an option to acquire a 45-percent nonvoting convertible common stock interest in Jovon would violate the Commission's cross-interest policy should be deemed void. Jovon maintains that the Commission has never approved a 45 percent convertible common stock interest in a television station held by a party owning and controlling another television station in the same market. Moreover, Jovon asserts that rights accorded to Silver King through other agreements entered into with Jovon, such as the loan and re-lated agreements and the put/call agreement, combine to create the "potential for undue influence, contingent control and un-fair competition" by Silver King in the Chicago market in con-travention of the Commission's cross-interest policy.

                   113. Second, Jovon seeks a declaration by the Com-mission that rights and powers accorded Silver King in the sev-eral agreements demonstrate that Silver King is "attempting to exercise a degree of control over Jovon" in violation of the Commission's duopoly rule, as it applies to Jovon's WJYS(TV) and Silver King's WEHS-TV.21 Specifically, Jovon points to provisions in the agreements which, inter alia, entitle Silver King to convert its 45 percent equity to voting stock at any time after exercising the option, endow Silver King with ap-proval rights over various Jovon corporate actions, obligate Jovon to provide Silver King with financial information and advance annual budgets, and create a default on the loan when Jovon fails to perform under the Home Shopping Network program-ming affiliation agreement. While maintaining it has exercised control over its television station WJYS(TV), Jovon claims it



         21   That rule, Section 73.3555(b), generally proscribes a
         party from owning attributable interests in or controlling television stations whose Grade B contours overlap. According to engineering exhibits furnished by both Jovon and Silver King, the Grade B contour of Jovon's WJYS(TV) is almost com-pletely encompassed by the Grade B contour of Silver King's WEHS-TV.










         had no prior broadcasting experience nor FCC counsel to draw upon in executing the several agreements with Silver King.

                   114. In its recent comments, in response to the Stay Order, Jovon largely reiterates allegations made in its peti-tion for declaratory ruling. In addition, Jovon asserts that the Silver King transfer should not proceed without addressing Silver King's prospective exercise of its powers over Jovon. According to Jovon, misconduct by Silver King "has transpired and is on-going," contrary to the Commission's conclusion in Transfer Order, FCC 96-89 at Paragraph 8, in which it stated that Silver King had not yet engaged in behavior which called into doubt its qualifications as a licensee. Further, Jovon contends that Silver King's "web of agreements" with Jovon, in addition to exercising the option to obtain a 45 percent equity interest, requires waiver of the cross-interest policy and the duopoly rule. To grant such a waiver, according to Jovon, would essentially "rescind" the policy and the rule. Accord-ingly, argues Jovon, the Commission must take steps to block Silver King's future actions with respect to Jovon.

         Silver King Oppositions

                   115. In response, Silver King argues that Jovon's concern as to the cross-interest policy is an attempt to jus-tify its breach of the option agreement and that allegations of de facto control are "equally pretextual." Station WJYS(TV), Silver King suggests, is valued at approximately $60 million, the recent purchase price of a similarly situated Chicago area UHF station. The option, therefore, could be valued at as much as $27 million. With respect to the cross-interest allega-tions, Silver King argues that Jovon's WJYS(TV) and Silver King's WEHS-TV serve "substantially different areas" and Silver King's ownership of a nonvoting interest in Jovon, therefore, would implicate no cross-interest concerns. Geographically, according to Silver King, the two television stations are licensed to different communities, Hammond, Indiana, and Aurora, Illinois, which are located 44 miles apart in different states and which constitute separate primary metropolitan sta-tistical areas (PMSAs).

                   116. The Gary-Hammond PMSA and the Aurora-Elgin PMSA, Silver King notes, lie on opposite sides of the larger Chicago consolidated metropolitan statistical area, of which each PMSA, along with others, are a part. And the city-grade contour of Jovon's WJYS(TV), contends Silver King, covers only slightly more than one-half of the land area and less than 65 percent of the population covered by the city-grade contour of Silver King's WEHS-TV. The overlap area of the city-grade con-tours of the two stations falls within the Chicago market,









         which, Silver King asserts, is served by numerous competing broadcast outlets, including 16 television stations, three low power television stations, and 89 radio stations. Given these "dramatic" differences in areas served and the plethora of television services in the overlap area, argues Silver King, the likelihood of any diminution in competition and diversity of viewpoints resulting from Silver King's exercise of an equity stake in Jovon is "greatly attenuated."

                   117. Even if Jovon's WJYS(TV) and Silver King's WEHS-TV are deemed to serve substantially the same area, Silver King maintains that its 45-percent equity interest in Jovon would be in accord with Cleveland Television Corp., 91 FCC 2d 1129 (Rev. Bd. 1972), rev. denied, FCC 83-235 (May 18, 1983), aff'd 732 F.2d 962 (D.C. Cir. 1984). In that case, the Commis-sion permitted under the cross-interest policy the owner of an AM-FM radio combination to acquire a convertible nonvoting one-third equity interest in a licensee of a television station in the same market and guarantee one-third of the bank loan used by an attributable investor to purchase its one-third equity interest in the television station licensee. The nonattribut-able stockholder's financial involvement, Silver King argues, citing the Court of Appeals, could be seen to extend to 44 per-cent of the paid-in capital of the television station lic-ensee.22 Further, Silver King adds that it would have no vot-ing rights in Jovon or representatives on its board of direc-tors. The two stations, maintains Silver King, would continue to operate independently in all respects, including program-ming, sales and employment.

                   118. As for Jovon's allegations relating to Silver King's attempted de facto control of Jovon and its WJYS(TV), Silver King argues first that Silver King's lack of control of Jovon is evidenced by its year-long attempt and failure to ex-ercise its contractual right under the option agreement to ac-quire a 45-percent equity interest in that company. Further, Silver King asserts that under Commission rules, a loan to a licensee does not confer a cognizable interest. This is par-ticularly true, argues Silver King in its recent filing, be-cause Silver King provides no programming to Jovon and "has no



         22   The Court of Appeals stated that "[a]t the extreme," the
         nonattributable investor's financial involvement "could be seen to extend" to 44% of the paid-in capital: the one-ninth of the licensee's capitalization covered by the guarantee plus the one-third preferred stock capital contribution. Cleveland Television Corp. v. FCC, 732 F.2d at 968.










         ability to control or influence that programming in any
         way. . . ."  Additionally, according to Silver King, the loan documents are "typical" of arrangements entered into by parties "in the ordinary course of business" and, it argues, citing Crosby N. Boyd, 54 FCC 2d 669 (1975) and Data Transmission Co., 44 FCC 2d 935 (1974), that the Silver King approval rights serve only to "protect" the loan. Moreover, Silver King as-serts, relying on National Broadcasting Co., 6 FCC Rcd 4882
         (1991), that neither options nor convertible nonvoting stock are cognizable or constitute elements of control under the Com-mission's attribution rules and cases. Even if converted to voting stock, adds Silver King, a 45-percent voting interest would not be attributable in view of Jovon's single majority shareholder status. Accordingly, Silver King contends that the Commission should deny Jovon's dual requests and declare that the exercise of the option and performance of the associated agreements comply fully with the Commission's rules and poli-cies.

         Silver Management Reply

                   119. Silver Management contends that in the pleading cycle set forth in Stay Order, Jovon essentially seeks recon-sideration of its voluntary dismissal of its petition to deny the Silver King transfer. Now, according to Silver Management, Jovon seeks to have its allegations resolved in the Transfer Order proceeding. And Jovon's request that the Commission "re-strain" Silver King's activities as a condition of its grant of the Silver King transfer, according to Silver King, is moot in light of the express condition placed upon Silver King in Transfer Order, that is, that there be a maintenance of the status quo by Silver King, either as currently controlled by Speer or proposed to be controlled by Diller through Silver Management. FCC 96-89 at Paragraph 48.

         DISCUSSION

                   120. Like Urban, Jovon has entered into numerous contractual arrangements with Silver King. Presently, Silver King, to whom Jovon currently owes approximately $1.6 million of the initial loan amount of $3.6 million, is Jovon's only creditor and has the ability under the loan documents to pre-vent Jovon from obtaining alternative financing. Silver King is entitled under the loan documents, upon Jovon's breach of the Home Shopping affiliation agreement, to take possession of Jovon's real and personal assets and, with prior Commission approval, all of its voting stock. Because of the affiliation termination, Jovon is not presently an affiliate of Home Shopping, but Silver King, via its letter of October 11, 1995, indicated to Jovon that its "comprehensive" remedies stemming









         from the alleged breach of the affiliation agreement remain viable. Even absent an equity interest in Jovon, we believe that Silver King has the potential to influence the licensee commensurate with that of a cognizable stockholder. Addition-ally, Silver King's station WEHS-TV is located in the same market, Chicago, where Jovon operates WJYS(TV). Thus, not only must Silver King avoid holding an attributable interest in Jovon, as is true with respect to Urban, but it must also avoid implicating the cross-interest policy. In light of these re-quirements, we seek to remove any opportunity for Silver King to exercise a level of influence in Jovon such that would trigger our attribution rules or to hold a "meaningful" inter-est that would trigger our cross-interest policy. We find that to achieve these objectives certain contractual provisions, including some cited by Jovon, must be eliminated and that the equity option must not be exercised in full. We reiterate, as we did in connection with our discussion of Silver King's re-lationship to Urban, that a reordering of rights and powers accorded to Silver King is necessitated by its multiple rela-tionships with the licensee and the nature of the particular parties involved.

                   121. The Silver King agreements separately entered into by Urban and Jovon are, provision-for-provision, nearly identical. We shall, therefore, reference provisions cited with respect to the Urban-Silver King agreements, above, and require reformation of these provisions consistent with our earlier discussion of them. First, as was required with re-spect to Silver King's loan agreement with Urban, the parties must amend the two Jovon covenants -- that relating to the in-currence of debt23 and that relating to the submission of bud-gets24 -- as noted above. See paragraph 101, supra. We shall not, as Jovon urges, require deletion of the covenant mandating



         23   That provision is found at Section 6.02(a) of the Jovon-
         Silver King loan agreement. The Jovon-Silver King loan agree-ment contains a separate covenant, at Section 6.02(i), not found in the Urban-Silver King loan document and which also requires Silver King's written consent in order to enter into any "contract or commitment" relating to its stock or assets involving aggregate payments of more than $5,000. We under-stand this provision to further severely restrict Jovon's bor-rowing ability. Accordingly, this covenant must be amended to conform with the discussion in paragraph 101, supra.

         24   That provision is found at Section 6.03(d) of the Jovon-
         Silver King loan agreement.










         Jovon's submission of financial statements to Silver King on a quarterly basis and a balance sheet and statement of income and expenses on an annual basis. That provision is one we find serves as a reasonable lender protection, with little risk of use as a means of control.

                   122. Next, as required of the Urban-Silver King loan agreement, all references in the Jovon-Silver King loan agree-ment and related documents25 relating to the Home Shopping af-filiation agreement and its breach as an event of loan default must be eliminated. We require those deletions even though Jovon's affiliation with Home Shopping apparently has termi-nated and we expect that Silver King will take no legal or other action under the loan agreement and any related documents based solely upon a breach of the affiliation provisions. How-ever, as we permitted under the Urban-Silver loan, Silver King may be accorded an approval right over any change in Jovon's network affiliation, so long as that right is predicated upon commercial reasonableness. Further, we observe that Jovon is subject to additional impermissible covenants under its loan agreement not contained in Urban's loan agreement with Silver King. Under Section 6.02(l) of the Jovon-Silver King loan agreement, Jovon may not, without the prior written consent of Silver King, "[s]uffer any material increase in excess of the reasonable range in the broadcast industry in the same or simi-lar markets" with respect to compensation payable to any em-ployee, or any bonus payment made to any employee, or any mate-rial change in personnel policies, insurance benefits or other compensation arrangements. This Silver King right impinges substantially on Jovon's day-to-day authority over personnel matters. Accordingly, this section must be deleted or amended so as not to interfere with Jovon's fundamental personnel re-sponsibilities as a licensee.

                   123. Additionally, we agree with Jovon that Section 6.02(f) of the loan agreement and Section 6.3 of the option agreement should be deleted. That covenant precludes Jovon from building or acquiring another broadcast station in any of the 50 largest television markets in the United States without the prior written consent of Silver King. This provision is, in essence, a non-competition covenant which prevents Jovon from engaging in broadcasting in markets where Silver King may




         25   Those related documents include the promissory note,
         security agreement, pledge agreement, leasehold mortgage and guaranty.










         not even own and operate stations. We have permitted non-competition agreements so long as they are "reasonably ancil-lary to the legitimate purposes of an agreement." Inter-continental Radio, Inc., 62 RR 2d 1565, 1567 (1985). Thus, such covenants have been approved in connection with the sale of stations, where the agreement was reasonably in duration and geographic extent and necessary to protect the good will of the station being sold. Id. (citing Raul Santiago Roman, 38 FCC 290 (Rev. Bd. 1965). Here, it is unclear why a non-competition provision is "reasonably ancillary" to the purposes of a loan agreement, whose legitimate purpose is to earn a specified return on principal. Similarly, the legitimacy of such a provision in an option agreement is questionable in that the exercise of the option is for future ownership rights in WJYS(TV), not present rights in that station. Further, in light of the borrowing constraints placed on Jovon, which alone sufficiently protect Silver King as Jovon's lender, we find this covenant is too intrusive upon Jovon's future broadcast activities and is inconsistent with the public interest. Ac-cordingly, we require that it be deleted from both documents.

                   124. As to whether Silver King's exercise of the option would violate our cross-interest policy, we note that the Commission's cross-interest policy generally focuses on the potential adverse effects on competition and diversity in situ-ations where a party owns an attributable interest in one media outlet and enjoys a "meaningful relationship" with another media outlet serving "substantially the same area." Reexami-nation of the Commission's Cross-Interest Policy, 2 FCC Rcd 3699, 3699, 3700 (1989). The ultimate objective of the cross-interest policy is to insure continued competition and diver-sity. See id. at 3699. Concerning the first element of the cross-interest analysis, contrary to Silver King's reliance on its 45-percent equity interest being "consistent" with our case law, the Commission has not in the context of its cross-interest policy tolerated a nonattributable equity interest in excess of 33 percent. See Cleveland Television Corp., 91 FCC 2d at 1133. Nor has Silver King propounded a persuasive argu-ment for raising that precedential ceiling. While the one-third minority investor in Cleveland Television had also guar-anteed one-third of the funds borrowed by an attributable shareholder for its one-third equity investment, in evaluating the cross-interest issue, both the Commission and the Court of Appeals focused their attention upon only the equity investment as represented by the nonvoting preferred stock. See Cleveland Television Corp., 91 FCC 2d at 1134 ("And we decline to rule, as a matter of law, that the non-voting preferred stockholder relationship that exists between" licensee and investor is "ipso facto a prohibited cross-interest."); Cleveland Tele-vision Corp. v. FCC, 732 F.2d at 970-71 ("The relevant question









         accordingly may be framed: Did the FCC act reasonably when it determined that the Malrite preferred stock holdings in [the licensee] did not create a 'meaningful relationship' with the proposed station?"). We do not, therefore, view precedent as establishing a cross-interest ceiling of 44 percent equity in-terest in a station or other media outlet. Funds obtained with the aid of a guaranty are not attributable to the guarantor unless and until that guarantor makes payments on the subject loan. Until such time, those payments will not be viewed as equity contributions. See, e.g., Dorothy J. Owens, Debtor in Possession, 5 FCC Rcd 6615, 6617 (1990). We find that Silver King's 45 percent equity interest in Jovon would exceed that previously found permissible under our cross-interest policy.

                   125. As to the second element of the policy, we note that the Commission generally equates "substantially the same area" with "substantially the same market." Reexamination of the Commission's Cross-Interest Policy, 2 FCC Rcd at 3700; see also Farmville Broadcasting Co., 47 FCC 2d 463, 464 (1974). Here, both the Jovon and Silver King stations are located within the Chicago DMA, or television market. That the com-munities of license of the two stations belong to separate PMSAs is, under our existing policy, irrelevant to our analy-sis. The underlying objective of the cross-interest policy is to prevent a diminution of competition and diversity in a given market. Without data indicating that the revenues for each station and viewership are equally dichotomized or other rele-vant economic information demonstrating the division of the Chicago market into two distinct economic/advertising sectors, we are not persuaded that Silver King would not operate its own Chicago-market station so as to protect its investment in the Jovon Chicago-market station or to otherwise suppress competi-tion. We are particularly concerned about competition between the two stations where Silver King also is a creditor of Jovon, yielding a greater incentive to protecting a financial interest in WJYS(TV) than the equity interest would reflect. See, e.g., Quincy D. Jones, FCC 95-497, released December 12, 1995 at Paragraphs 34-35. Moreover, we are concerned about the impact on diversity that would ensue in the Chicago market were Silver King to fully own and operate WEHS-TV while holding a substan-tial equity and debt interest in WJYS(TV). Finally, Silver King has chosen not to submit a market-specific study demon-strating that its common ownership of these interests would not unduly diminish diversity and competition in the Chicago mar-ket.

                   126. In sum, therefore, Silver King's holding of a 45-percent ownership interest in Jovon does not comport with existing cross-interest policy or Commission precedent on that










         policy. Nor has evidence been provided on this record to jus-tify expansion of that policy or precedent. Accordingly, Silver King may not exercise its option in full at this time.26 It may, however, exercise the option so that it acquires no more than one-third of the equity of Jovon. Silver King may do so only so long as it does not penalize Jovon for not issuing to Silver King stock representing less than 45 percent of the licensee.

                   127. There is a further concern related to the op-tion. In the event Silver King does not exercise its option, the put/call agreement between Jovon and Silver King permits Silver King at any time to "put" its unexercised option to Jovon. At such time, Jovon must essentially redeem, or buy back the unexercised option, at an amount equal to 45 percent of the fair market value of the assets of Jovon's station. If Jovon is unable to raise the amount of funds to redeem the op-tion, Jovon may, pursuant to the put/call agreement, sell WJYS(TV) and deliver to Silver King 45-percent of the proceeds from the sale. We believe that the option itself, even un-exercised, entitles Silver King to 45-percent of the value of Jovon's television station and is, therefore, the equivalent of an equity stake in WJYS(TV). In short, it appears that through the put/call agreement, Silver King already holds a 45-percent financial interest in Jovon and that the option exercise price of $45,000 is a mere formality. Thus, the put/call agreement must be amended to delete references to full redemption of the option and to align it with the one-third equity interest limit, as discussed above.27 In addition, the Jovon-Silver



         26   The question of whether and to what extent the Commission
         should, under its cross-interest policy, continue to limit common ownership of attributable and non-attributable equity interests in separate facilities serving the same market re-mains at issue in Attribution Review. Should our decision in that proceeding ultimately determine that continued limitation of such interests is no longer warranted, Silver King would, consistent with that decision, be free to exercise its option fully.

         27   The option agreement includes a provision which Jovon al-
         leges grants to Silver King rights greater than those permissible for a nonattributable stockholder. Section 4.4 grants to Silver King, its counsel, accountants, engineers and other authorized personnel access to the assets, officers, em-ployees, agents, books and records of Jovon and Jovon must fur-nish all information relating to the assets and the company "that they reasonably request at any time" during the option

                                                    (footnote continued)








         King put/call agreement must be modified so as to eliminate references to the Home Shopping agreement, as discussed in the context of the Urban-Silver King put/call agreement, in para-graph 100, supra.28

         CONCLUSION

                   128. Upon modification of these various contractual arrangements between Jovon and Silver King, we believe that Silver King may proceed with exercise of the option for up to one-third of the capital stock of Jovon without violating the Commission's ownership rules or cross-interest policy. Accord-ingly, we remove from Transfer Order the condition requiring maintenance of the status quo between Jovon and Silver King. FCC 96-89 at Paragraph 48. However, in the event Silver King serves as more than a lender to Jovon, that is, it becomes an equity investor in Jovon and/or provides network programming to its station, we believe that whether Silver King's interests in Jovon should be deemed attributable is a question to be resolved in Attribution Review, our pending rule making proceeding on attribution. Accordingly, we shall attach as a condition to Transfer Order, FCC 96-89, that Silver King's attributable status with respect to Jovon is subject to the outcome of that rule making.


                  SILVER MANAGEMENT'S REQUEST FOR CLARIFICATION

                   129. Silver Management requests that the Commission delete the condition in Transfer Order which requires prior Commission approval of any material increase in the percentage of subscribers of TCI cable systems within any of the eleven markets served by Silver King's television stations. FCC 96-89 at Paragraph 48. As an alternative to the prior approval condition, Silver Management proposes that it will notify the Commission prior to the consummation of any transaction resulting in TCI's ownership or control of cable systems serving in the aggregate




         (footnote continued)

         period. We shall not require deletion or modification of this provision in that it mirrors the access-to-information rights granted to creditors under loan agreements.

         28   Any provisions relating to Silver King's put right in its
         Shareholder Agreement with Jovon also must be deleted.










         more than 50 percent of the television households in any of the Silver King television markets. Absent this relief, Silver Management states that it has been "advised" that the prior approval condition relating to TCI subscribers is "unaccept-able" to TCI and that it "cannot proceed" with the Silver Management/Silver King transaction if the condition remains in place. Jovon opposes Silver Management's request for deletion and alternative proposal.

         BACKGROUND

                   130. The Transfer Order conditionally approved the transfer of Silver King and its broadcast stations to Silver Management, a corporation whose stockholders are Arrow Holdings L.L.C., wholly owned by Diller, and Liberty, wholly owned by TCI, and found that TCI's interest in the Silver King stations, as currently structured, was neither attributable nor in vio-lation of the Commission's cross-interest policy. A cross-interest policy analysis is ordinarily triggered where an en-tity owns an attributable interest in or controls a media out-let in a market and has a "meaningful" relationship with another media outlet serving substantially the same area. In Transfer Order, we found that TCI's 21.37 percent indirect equity interest in Silver King could reasonably be deemed greater than its face value given the control rights attached to TCI's stock. We stated that TCI's interest in Silver King, augmented by a control premium, might "at least approach" the 33 percent equity interest permitted in Cleveland Television, the largest level of equity allowed to date under the cross-interest policy. FCC 96-89 at Paragraph 29. We agreed, however, with Silver King's contention that the TCI cable systems did not serve "substantially the same area" as that served by the Silver King television stations because the TCI cable subscriber households constituted only from 2.86 percent to 21.16 percent of the total television households in the eleven television markets. Id. We determined that "so long as TCI's financial interest in Silver King does not increase and TCI's cable subscribership is not materially augmented. . . in any of the eleven affected markets, we shall not attempt to divine the exact value of TCI's interest in Silver King," and we found that that interest "does not raise cross-interest policy concerns." Id. at Paragraph 30 (notation omitted).

                   131. We concluded that TCI's "current level" of financial interest in the Silver King stations and its opera-tion and control of "currently held" cable systems in the Silver King television markets would not impair economic com-petition and diversity in those eleven markets. Accordingly, we conditioned grant of Silver King's applications upon our prior approval of: (1) "any increase" in TCI's interest in









         Silver King; (2) "any material increase" in the percentage of subscribers of TCI-owned cable systems within any of the eleven markets; and (3) "any substantial and material modification" to the agreements among Silver Management, Diller and TCI.29 Transfer Order, FCC 96-89 at Paragraphs 30, 48. Silver Management seeks deletion or alternative relief with respect to only the second of those conditions, the so-called "subscriber condition."

         PLEADINGS RELATED TO SILVER MANAGEMENT'S REQUEST FOR
         CLARIFICATION

         Silver Management Request

                   132. The subscriber condition, Silver Management asserts, is "unnecessary" under Commission precedent and pol-icy. The cross-interest policy, claims Silver Management, is violated only where each of three elements can be shown: that an entity has an attributable interest in a media outlet and a "meaningful" relationship with another media outlet; that the two media outlets serve "substantially the same area"; and that the arrangement is likely to result in a "significant" diminu-tion of competition or diversity. None of the three is present in the eleven Silver King markets, according to Silver Manage-ment. As to whether TCI's interest in Silver King is "meaning-ful," the element we left undetermined in Transfer Order, Silver Management assails our conclusion that a control premium should attach to TCI's 21.37 percent equity stake. Silver Man-agement argues that the record establishes that even upon con-version of TCI's non-voting stock, Diller will continue to vote all Silver King stock held by Silver Management and TCI and he will continue to control the Silver King board of directors. Further, Silver Management points out that pursuant to the stockholders agreement on file in the Transfer Order proceed-ing, TCI generally would be restricted from selling its shares of Silver Management and would be precluded for five years from selling any of its stock in Silver King, and thereafter could do so only after offering the stock to Diller. Silver Manage-ment concludes that because Diller's association with Silver King has increased the value of the company's publicly traded stock and because his abdication of control would likely have a



         29   There was a fourth condition that required the maintenance of the status quo between Jovon and Silver King pending resolu-tion of Jovon's petition for declaratory ruling. Silver Man-agement does not object to this condition, which we remove in this order. See paragraph 127, supra.










         negative effect on the value, it is Diller's interest, not TCI'S, that "is likely to carry a premium." Additionally, Silver Management cites non-quantitative reasons for viewing TCI's interest as less than "meaningful," including the absence of any material involvement by Liberty in the management or operation of Silver King or the stations and the separate op-eration of the stations and the TCI cable systems.

                   133. Silver Management also asserts that because the Commission concluded in Transfer Order that TCI's interest did not violate the cross-interest policy, the imposition of condi-tions in anticipation of a "theoretically possible set of future facts" has not been and should not be Commission policy. Instead, Silver Management insists that the "proper course" for the Commission is to deal with changes as, and if, they occur. Here, Silver Management notes that it has been publicly an-nounced that Silver Management will acquire TCI's controlling interest in Home Shopping Network, a transaction which would increase TCI's equity interest in Silver King and change cer-tain corporate governance provisions. Silver Management com-mits that it will seek the Commission's approval with respect to any changes in Liberty's or TCI's interests in Silver King prior to consummation of the Home Shopping transaction. Ac-cordingly, Silver Management contends that the Commission could "revisit" the issues of TCI's relationship to, and subscriber-ship overlap with, Silver King in connection with that acquisi-tion.

                   134. Finally, Silver Management argues that the sub-scriber condition "hamstrings" TCI's core business, the owner-ship and operation of cable television systems, in the eleven of the 23 largest television markets in the country. The prior approval condition, according to Silver Management, would dis-advantage TCI in any competitive bidding to acquire additional cable systems in these markets and would be delayed in closing on a large acquisition involving a number of cable systems only one of which may be located in a Silver King market.

                   135. As an alternative to the subscriber condition, Silver Management commits that it will seek to have Liberty/TCI notify Silver Management prior to the consummation of a trans-action that leads to TCI's owning or controlling cable systems within one of the Silver King markets and its serving more than 50 percent of the television homes passed.30 Silver Management


         30   It bases the 50-percent threshold alternative upon the
         now-repealed Section 76.501(b)(1)(ii), which prohibited network/cable cross-ownership where the cable systems pass more than 50 percent of homes passed in any television market.









         would, in turn, notify the Commission and submit a further cross-interest policy analysis, according to Silver Management.

         Jovon Objection

                   136. Jovon objects to Silver Management's request for clarification on three grounds. First, it contends that the subscriber condition insures effectuation of the cross-interest policy, which, it argues, is a policy that is preven-tive, not remedial in nature. According to Jovon, citing Re-examination of the Commission's Cross-Interest Policy, Policy Statement, 4 FCC Rcd 2208, 2209 (1989), the Commission applies the policy to anticipate "potential" anticompetitive abuses before they occur. Second, Jovon contends that TCI's cable systems serve substantially the same area as Silver King and Jovon in the Chicago market because that market is "uniquely consolidated." Cable systems in Chicago, according to Jovon, are represented by a common advertising agent, which gives TCI and others advertising access to all of Chicago. And, asserts Jovon, of the 128 communities served by TCI in the Chicago area, the majority are situated within at least one of the six-teen counties served by Silver King's WEHS-TV. Moreover, it states that TCI's cable subscribers represent about 33 percent of the total cable households in the Chicago market and its systems serve nearly 17 percent, not the 14.79 percent reported by Silver Management, of the television households. This "anticompetitive situation," concludes Jovon, is "aggravated" when Silver King's potential 45-percent ownership interest in Jovon's Chicago-market television station WJYS(TY) is consid-ered. Third, Jovon urges rejection of the alternative proposal suggested by Silver Management, that it notify the Commission when TCI's penetration exceeds 50 percent in a Silver King mar-ket, because the subscriber condition as imposed by the Commis-sion "will maintain necessary oversight."

         Silver Management Reply

                   137. In response, Silver Management notes that Jovon acknowledges that Chicago is currently served by not only TCI, but, among others, another three of the largest and five of the 28 largest cable system operators in the country. Further, Silver Management contends that Jovon's data regarding TCI's

















         one-third share of Chicago-market cable households are "ir-relevant" to the cross-interest element of "substantially the same area." As for the common advertising agent, Silver Man-agement states that that agent sells national and regional ad-vertising only and is not the exclusive agent of the cable sys-tems. In view of Jovon's statistics regarding the Chicago market, Silver Management asserts that its own commitment to provide notice of any TCI transaction by which TCI's cable sub-scribership exceeds 50 percent, will provide the Commission with "ample opportunity" to undertake a cross-interest analysis and take any action it deems appropriate.

         DISCUSSION

                   138. In Transfer Order, the Commission found that the equilibrium achieved by TCI's current financial interest in Silver King and the current percentage of television households served by TCI cable systems in the Silver King markets avoided cross-interest concerns. In so doing, we refrained from ascer-taining the value of TCI's 21.37 percent interest, as augmented by an appropriate control premium, and essentially mandated maintenance of the status quo by imposing prior approval condi-tions on any changes in TCI's financial interest in Silver King or in TCI's subscribership in the relevant markets. However, Silver Management's request now compels us to assign a value to the TCI interest. It argues that no premium should be calcu-lated and that the value of TCI's interest in Silver King should be set at 21.37 percent, a level not deemed "meaningful" under Commission precedent. Upon such a finding, Silver Man-agement concludes, in essence, that TCI may be relieved of the obligation to seek prior Commission approval of "any material increase" in the number of its subscribers and may be un-fettered in its acquisition of cable systems in the Silver King markets. For reasons discussed below, we determine that the level of TCI's current financial interest is likely within the boundaries set by Cleveland Television and shall, therefore, remove the subscriber condition. We shall accept, however, Silver Management's alternate notification proposal and condi-tion our grant on compliance with it.31



         31   Jovon contends that because Silver Management rejects the
         TCI subscriber condition placed on Transfer Order, the Commis-sion must set the application for hearing, as Section 1.110 of the Commission's Rules provides. We note that Silver Manage-ment also seeks relief from the condition pursuant to Section 1.106(a) of the Rules, which sets forth procedure for petitions for reconsideration. For purposes of efficiency, we shall pro-ceed pursuant to the Section 1.106 procedure.









                   139. In determining the level of TCI's financial interest in Silver King, we continue to believe that it is ap-propriate to factor in a control premium. A "control premium" is that percentage of increase over the book value of a block of stock which carries control of the corporation. See, e.g., Thomas D. Hall, Comment, "Valuing Closely Held Stock: Control Premiums and Minority Discounts," 31 Emory L.J. 139, 144
         (1982). In contrast to control, a control block of stock can be defined as an aggregate of shares which inherently conveys to the owner the entitlement to more than 50 percent of corporate voting power. See id. at 157. Silver Management abjures our consideration of the attachment of a control premium based upon what it terms our "apparent factual error" in the Transfer Order in describing TCI as the "ultimate controlling stockholder" of Silver King upon a "change in law." FCC 86-89 at Paragraph 29. What we were attempting to convey in that statement was not that TCI possessed control of Silver King, which was a separate issue confronting us in Transfer Order, FCC 96-89 at Paragraph 21, but that TCI possessed a block of Silver King stock which carried a conditional right to obtain control. Thus, Silver Management's observations that under the stockholders agreement Diller will, even upon a "change in law," continue (1) to vote all of Silver Management's Silver King stock, (2) to vote all of TCI's Silver King stock, and (3) to control the board, are relevant to the locus of control of Silver King, but do not negate TCI's owner-ship of a control block. We agree with Silver Management that Diller will control Silver King even upon a "change in law." But Diller will do so only by virtue of an irrevocable proxy granted him by TCI, whose ownership of the control block of Silver King stock gives it the power to grant such control.

                   140. TCI's restricted ability to transfer its Silver Management and Silver King stock does not, as Silver Management suggests, annul the control premium. While it is true that the control premium is by its very nature realized only at the moment of sale, TCI may, under the stockholders agreement, transfer all, and only all, of its Silver King stock after the fifth anniversary of the agreement, with a right of first re-fusal to Diller. Whether the purchaser is Diller or a third party, TCI is likely to seek, and the purchaser is likely to


















         pay, a control premium for the TCI control block.32 Moreover, upon a termination of the stockholders agreement entered into by Diller and TCI, which occurs, inter alia, if Diller no longer serves as chairman and/or CEO and/or president of Silver King, not only do Diller's management and control rights via the proxy terminate, but TCI is free to dispose of its control block of publicly traded Silver King stock. It is the antici-pated value of the stock upon sale with its added control pre-mium that we believe presently constitutes TCI's financial in-terest in Silver King.

                   141. That Diller's association with Silver King in-creases the value of Silver King stock and that his disassoci-ation would decrease the value is relevant only to the base, or book, value of all shares of Silver King, regardless of who holds those shares. It is irrelevant to the existence or non-existence of a control premium attaching to TCI's control block of shares in that a premium is added to the book value, what-ever that may be at a given time. Thus, absent a showing that the value of the stock would be so reduced in value upon Diller's departure as to render it negligible for purposes of cross-interest policy analysis, a showing which has not been made here, we believe that application of a control premium to determine the ultimate value of TCI's interest in Silver King is appropriate. Indeed, to ignore the control premium would underestimate the potential financial motive TCI would have in altering its cable system operations which might retard compe-tition and diversity in the eleven affected markets. As we stated in Transfer Order, at issue under the cross-interest policy is not whether TCI can take an active role in the Silver King stations, but whether it could adjust its cable television system practices to protect its investment in the television stations. FCC 96-89 at Paragraph 29.

                   142. We do not purport to have expertise in the val-uation of stock or premiums. Accordingly, for purposes of a cross-interest analysis, we shall utilize the average control



         32   If Diller rejects the right of first refusal to obtain the
         TCI block of stock, it appears that the third-party purchaser would be willing to pay a control premium because the stock-holders agreement would terminate under the terms of the agree-ment in light of TCI's ceasing to own at least one million shares of Silver King stock, an event of termination. Thus, the third-party purchaser would be free of the proxy and any other obligations TCI was subject to under the stockholders agreement.










         premium paid in public stock markets. Empirical studies indi-cate that the average is between 40 and 50 percent above the price of minority shares. See John D. Emory, Jr., Comment, "The Role of Discounts in Determining 'Fair Value' Under Wis-consin's Dissenters' Rights Statutes: The Case for Discounts," 1995 Wis. L. Rev. 1155 1160 (1995) (citing Paul J. Much & Louis
         A. Paone, Fair Value in Dissenter Actions, in Financial Valua-tion: Business and Business Interests U9A-1, U9A-4 (James H. Zukin et al. eds., 1995)). Here, even were we to ascribe a 50-percent premium to TCI's 21.37 percent interest, TCI's finan-cial interest would amount to 32.07 percent, less than the financial interest permitted in Cleveland Television. Conse-quently, we find that TCI's interest in Silver King is "not meaningful" for purposes of our cross-interest analysis.

                   143. Having found that TCI's interest in Silver King is "not meaningful" for purposes of triggering our concern under the cross-interest policy, we may and will accommodate Silver Management's request to remove the third condition in Transfer Order that required our prior approval before TCI could materially increase its subscribership reach in markets served by Silver King stations. Given the relatively high level of TCI's ascribed interest in Silver King, however, we believe it would be prudent to accept Silver Management's pro-posal that it notify the Commission prior to consummation of a transaction which would result in TCI's subscribership exceed-ing 50 percent of the television households in any one of the markets where Silver King operates a television station. We believe that this action will also respond to Jovon's concerns about the potential impairment of competition and diversity in the Chicago market.33 In the event the "must carry" rules are no longer in place, we reserve the right to revisit this mat-ter. Further, we expect that, with the exception of the Jovon-related condition, which we also remove today, the remaining conditions in Transfer Order will be honored.







         33   In the event Silver King were to acquire a one-third
         equity interest in Jovon, TCI's interest in Jovon, through its interest in Silver King, would be approximately eleven percent (33% times 32.07%). We do not believe that this attenuated level of financial interest compels us to impose a more onerous notification or prior approval requirement for the Chicago market.










                                    CONCLUSION

                   144. We find that Speer, the current controlling stockholder of Silver King is qualified to be a Commission licensee and that under our Jefferson Radio policy, see Jef-ferson Radio Co. v. FCC, 340 F.2d 781 (D.C. Cir. 1984), he may transfer control of the Silver King broadcast stations. We also affirm our conclusion in Transfer Order, FCC 96-89 at Paragraph 46, that Diller and Silver Management, the parties to whom Speer seeks to transfer control, are fully qualified to be Commission licensees and that a grant of the applications would serve the public interest. However, our grant in Transfer Order is subject to the further condition that attribution of the Urban and Jovon stations to Silver King is subject to the outcome of the pending attribution rule making, Attribution Review, 10 FCC Rcd 3606 (1995).

                   145. Accordingly, IT IS ORDERED that the informal objection, filed by Urban, and treated as a petition for recon-sideration of our action in Transfer Order IS GRANTED IN PART AND DENIED IN PART.

                   146. IT IS FURTHER ORDERED that the petition for reconsideration of the subscriber condition, filed by Silver Management, IS GRANTED and that the third condition of para-graph 48 IS DELETED AND REPLACED BY the condition that:

                   Silver Management notify the Commission prior to con-summation of Liberty/TCI's acquisition of cable sys-tems or other transaction whereby the aggregate per-centage of television households served by cable systems owned or controlled by TCI in any of the Silver King television markets would exceed 50 per-cent, as discussed in paragraph 142, supra.

                   147. IT IS FURTHER ORDERED that the petition for reconsideration of the Commission action in Urban Telecommuni-cations Corp., 7 FCC Rcd 3867 (1992), filed by WACCI-VCR, IS DISMISSED.

                   148. IT IS FURTHER ORDERED that the petition for declaratory ruling, filed by Jovon, IS GRANTED IN PART AND DENIED IN PART and that the condition relating to Jovon in Transfer Order is deleted.

                   149. IT IS FURTHER ORDERED that, as directed in paragraph 93, supra, Silver King must either show why the for-feiture of $150,000 should be reduced or not imposed or should pay the forfeiture.










                   150. IT IS FURTHER ORDERED that, as directed in paragraph 93, supra, Urban must either show why the forfeiture of $25,000 should be reduced or not imposed or should pay the forfeiture.

                   151. IT IS FURTHER ORDERED that the stay imposed in Stay Order, FCC 96-100, of the Commission's action in Transfer Order, FCC 96-89, IS DISSOLVED.


                                       FEDERAL COMMUNICATIONS COMMISSION



                                       William F. Caton
                                       Acting Secretary











































                                                           June 12, 1996




                                SEPARATE STATEMENT
                                        OF
                             COMMISSIONER SUSAN NESS



         Re: Silver King Reconsideration

         With adoption of this item, Silver Management may proceed with its acquisition of the Silver King stations. I believe that Silver Management's stated intention to provide entertainment, news, and informational programming will serve the public in-terest.

         Our cross-interest policies were designed to ensure that our decisions consistently protect and further the diversity and competition goals which underlie our ownership rules. They are based on concerns with conflicts of interest, unfair competi-tion, and detriments to the public interest that may result from certain business relationships. In addressing removal of the cable subscriber condition, preserving competition and diversity remain my paramount concerns.

         In voting for the original transfer order, I considered the totality of factors before me at that time, including TCI's financial interest in, and cable overlap with, the Silver King stations. TCI's financial interest in Silver King was an im-portant issue because as the relationship is currently struc-tured, TCI's Liberty will hold 21.37 percent of Silver King equity (approximately 32 percent after applying the control premium). This is barely under the one-third percentage allowed under our precedent.

         In the original transfer order, we agreed that the TCI cable systems did not serve "substantially the same area" as the Silver King stations because TCI cable penetration in those markets ranged from 2.86 percent to 21.16 percent. After eval-uating the issues involved and Barry Diller's proven track record and reputation for independent management, I concluded that TCI's proposed interest in the Silver King stations did not violate the Commission rules and precedent, including its cross-interest policy.

         We are now asked to allow TCI to increase its cable subscriber-ship in any Silver King market up to a 50 percent penetration







         level, based on TCI owning less than one-third of Silver King. I support today's decision to allow for an ownership interest of less than one-third because it comports with our rules and precedent.

         An ownership interest exceeding one-third, however, would present an entirely different situation. In this regard, I note that Silver King has announced its intention to acquire a stake in Home Shopping Network which could result in TCI's Liberty acquiring a 45 percent financial interest in Silver King. Such a level would eclipse the standard defined in our precedent, even without the control premium and would present a new mix of factors that would have to be considered in their totality. Silver Management has committed to seek Commission approval prior to consummation of the HSN transaction, and as-sumes the risk of any adverse finding that may result.

         On this basis, I agree with our action today approving the Silver King transfer.